111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

April 20, 2021

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Company

Initial Registration Statement on Form S-1

Initially Submitted June 19, 2020

File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further explanation in connection with items raised in our discussion with the staff on April 14, 2021. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

1.	Change of Auditor

Following our discussion with the staff on April 14, 2021 regarding the disclosure related to the Company’s change of auditor from BKD LLP (“BKD”) to Grant Thornton LLP (“Grant Thornton”) as of March 12, 2021 the Company has provided certain additional information requested by the staff. As stated in the Registration Statement, Grant Thornton has been engaged to serve as the Company’s auditor for the fiscal year ended December 31, 2020. The Company has added the following disclosure to page 42 of the Registration Statement:

On March 12, 2021, the Company dismissed BKD and appointed Grant Thornton LLP (“GT”) to act as auditors of the Company for the year ended December 31, 2020. This change in auditor was approved by the board of the Company. For the fiscal years of the Company audited by BKD, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and BKD on any matters of accounting principals or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to BKD’s satisfaction, would have caused BKD to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. Other than the fact that BKD’s report was qualified as it related to the Company’s financial

Securities and Exchange Commission

April 20, 2021

statements being presented on a statutory, and not GAAP, basis, there were no other qualifications or adverse opinions contained in the prior reports of BKD. BKD has acknowledged in the letter filed as Exhibit 16.1 to this Registration Statement that there were no disagreements between the Company and BKD over accounting issues and that the reason for the replacement is to use the same auditor for the Company as for other affiliates of Brickell.

For the two most recent fiscal years, and any subsequent interim period prior to engaging GT, the Company did not consult with GT regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company, and GT did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

In addition, the Company will file as Exhibit 16.1 to the Registration Statement a letter from BKD acknowledging that there were no disagreements between the Company and BKD over accounting issues and that the reason for the replacement is to use the same auditor for the Company as for other affiliates of Brickell. This new Exhibit 16.1 is attached hereto as Annex A.

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

/s/ LOCKE LORD LLP

Michael K. Renetzky, Esq.

ANNEX A

Exhibit 16.1
14241 Dallas Parkway, Suite 1100 | Dallas, TX 75254-2961 972.702.8262 | Fax 972.702.0673 | bkd.com

April 1, 2021

To the Board of Directors

Merit Life Insurance Co.

2nd Corporate Drive, Suite #760

Shelton, CT 06484

We previously were auditors of Merit Life Insurance Co. and, under the date of June 2, 2020, we reported on the statutory financial statements of Merit Life Insurance Co. as of and for the years ended December 31, 2019 and 2018. Effective March 12, 2021, we are no longer auditors of Merit Life Insurance Co. We have read Merit Life Insurance Co’s statements in its letter dated March 16, 2021, which is attached thereto, and we agree with the statements therein.

BKD, LLP

March 16, 2021

Ms. Licette Espinosa

Financial Analyst

Financial Regulation Division – Financial Analysis Section

Texas Department of lnsurance

333 Guadalupe

Austin, Texas 78701

Dear Ms. Espinosa,

On March 12, 2021, the Company informed its prior auditors, BKD, that they would be replaced as auditors for the year ended December 31, 2020 by Grant Thornton LLP. There were no disagreements with BKD over accounting issues, and the reason for the replacement was to align all of the audits for the Company and its affiliated insurance entities under one firm, Grant Thornton LLP.

Sincerely,

Lori Pitta

Chief Financial Officer & Treasurer

2 Corporate Drive, Suite 760, Shelton, CT 06484

{833) 637-4854; www.meritlifegroup.com

As filed with the Securities and Exchange Commission on [                ].

Registration No. 333-239300

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MERIT LIFE INSURANCE CO.

(Exact name of registrant as specified in its charter)

Texas	6311	35-1005090
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(833) 637-4854

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert O’Donnell

President & Chief Executive Officer

Merit Life Insurance Co.

2 Corporate Drive

Suite 760

Shelton, CT 06484

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael K. Renetzky Locke Lord LLP 111 South Wacker Drive Chicago, Illinois 60606 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐

Accelerated filer  ☐

Non-accelerated filer   ☐

Smaller reporting company:  ☒

Emerging growth company:  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Fixed Contingent Deferred Annuity Contract	N/A	N/A	$22,000,000	$2,400.20

(1)

The Contracts are sold based upon the value of protected assets. The proposed maximum aggregate offering price is estimated based upon contracts protecting $4,000,000,000 in account value and is estimated solely for the purpose of determining the registration fee.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

ISSUED BY MERIT LIFE INSURANCE CO.

This prospectus provides information about the Fixed Contingent Deferred Annuity Contract issued by Merit Life Insurance Co. that you should know before purchasing the contract, including a description of all of the material rights and obligations under the contract and including any material state variations identified in the state filing and approval process.

It is important that you read the contract. Your contract is the formal contractual agreement between you and Merit Life Insurance Co. This prospectus describes the material rights and obligations under the contract and is meant to help you decide if the contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference.

The contract is designed to effectively provide a lifetime income floor for an annuitant. The contracts are made available only to clients of certain Financial Firms with which we have entered into agreements. The contract provides for a fixed stream of payments to an annuitant for life if the value of the related account at the client’s Financial Firm is reduced to zero during the lifetime of the annuitant due to making certain withdrawals. The amount of the periodic payments will be dependent upon the value of the covered account at the time the first withdrawal from the account is made following the contract’s vesting period. The assets in the covered account will continue to be owned by the accountholder and be managed by the client’s investment adviser, and will not be managed by Merit Life Insurance Co.

The contract is a complex insurance vehicle. Prospective purchasers should not construe the contents of this prospectus as legal, tax, or financial advice. You should speak with a financial professional about the contract’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. The registrant’s obligations under the Contract are subject to the financial strength and claims paying ability of the registrant.

INTE Securities LLC will act as our principal underwriter and use its best efforts to assist us in the distribution of the Contracts in this offering, but INTE Securities, LLC is not obligated to purchase any Contracts that are being offered in this offering.

An investment in this Contract is subject to risks, including the possible loss of principal. See “Risk Factors” beginning on page 5. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency. If Merit’s agreement with your Financial Firm terminates, your Contract will automatically terminate unless it is moved to another Financial Firm with whom we have an agreement in place. Either we or your Financial Firm may, in our or their sole discretion, terminate the contract regardless of what you do.

None of the Securities and Exchange Commission, the Texas Department of Insurance or any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is [●]

CERTAIN IMPORTANT INFORMATION

This Prospectus

You should rely only on the information contained in this prospectus, and you may refer to the Contract, filed as an exhibit hereto, as well. We have not, and the principal underwriter has not, authorized any other person to provide information that is different from that contained in this prospectus or in the Contract. If anyone provides you with different or inconsistent information, you should not rely on it. We and the principal underwriter are offering to sell and seeking offers to purchase Contracts only in jurisdictions where such offers and sales are permitted. Information contained on our website, or any other website operated by us, is not part of this prospectus and shall not be deemed incorporated by reference herein.

Frequently used Terms

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are necessary. Unless the context otherwise requires, as used in this prospectus:

•	“The Company,” “Merit,” “we,” “us,” “our,” and similar terms mean Merit Life Insurance Co.

•	“You” and “your” refer to owners of the Contracts.

•	“Account” means your account at your Financial Firm in relation to which we will provide coverage under the Contract.

•	“Annuitant” means the person upon whose continued life we will make payments should a Covered Event occur and to whom payments are made.

•	“Benefit Amount” means the amount we will pay each Income Year to the Annuitant after the Covered Event has occurred.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•

“Contract” means the agreement governing the Fixed Contingent Deferred Annuity product embodied in the individual annuity contract or certificate pursuant to a group annuity contract issued by Merit Life Insurance Co. and containing the terms and conditions of such product.

•	“Covered Event” means the date the value of your account becomes zero for reasons other than an Excess Withdrawal.

•

“Cure Period” means the 30-day period allowed to cure a breach from the target portfolio investment guidelines applicable to the Contract. This period begins to run from the date that we send notice to you and/or your Financial Firm of such breach

•	“Eligible Contribution” means a contribution made into your Account after the Issue Date for which the Vesting Period for that contribution has passed.

•

“Excess Withdrawal” means either (i) any withdrawal during the Vesting Period; or (ii) any amount withdrawn on or after the Exercise Date that exceeds the Income Amount for the then current Income Year. Excess Withdrawals reduce your subsequent Income Amount proportionately in the manner we specify in the Contract as described herein.

•	“Exercise Date” means the date of your first withdrawal after the Vesting Period. This first withdrawal must occur by the Annuitant’s age 95.

•	“Fee” means the amount that you owe us for coverage under your Contract.

•	“Financial Firm” means a registered investment advisory firm, also sometimes referred to as a wealth management firm, we approve to hold an Account in relation to a Contract.

•

“Income Amount” means a value we calculate as of the Exercise Date. We determine the Income Amount initially by applying the guarantee income percentage of 5% to the Income Base. Subsequently, we increase the Income Amount due to Eligible Contributions to your Account or decrease the Income Amount due to Excess Withdrawals. If the Covered Event occurs, the Benefit Amount equals the then current Income Amount.

•	“Income Base” means the value we use to determine your Income Amount, and is initially calculated on the Exercise Date. The Income Base is the greater of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals from the Issue Date until the Exercise Date; or

(b)

the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals from the Issue Date until the Exercise Date.

After the Exercise Date the Income Base may be adjusted by Eligible Contributions and the proportional impact of any Excess Withdrawals.

•	“Income Year” means a one year period measured from the Exercise Date or any anniversary of the Exercise Date.

•	“Issue Date” means the date we issue the Contract and initiate its protection.

•

“Vesting Period” means one period for the Contract and a separate period for each separate contribution to your Account after the Issue Date of your Contract, if any. For the Contract, the Vesting Period is from the Issue Date to the later of the Annuitant’s age 65 or two years from the Issue Date. As to each separate contribution to your Account after the Issue Date, if any, the Vesting Period is two years from the date of that contribution to your Account. Making contributions to your Account after the Issue Date does not lengthen the Vesting Period for the Contract.

Market and Industry Data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, publicly available information, reports by market research firms or other published independent sources, none of which has been commissioned by us. Independent industry publications, government publications and other published independent sources generally indicate that the information included therein was obtained from sources believed to be reliable. Some data are based upon good faith estimates derived from our management’s review of the independent sources referenced herein and from experience with partners, licensees and other contacts in the markets in which we operate.

PROSPECTUS SUMMARY

This summary is intended as a basic overview of information contained elsewhere in this prospectus. To fully understand the Contract and a decision of whether or not to purchase, you should read this entire prospectus, noting in particular those circumstances that can lead to termination of your Contract and the discussion of risks identified in the “Risk Factors” section starting on page 5. Note that the Contract may not be currently available in all states, may vary in your state, or may not be available in relation to accounts at all financial firms.

Product Overview

Contingent Deferred Annuities

A fixed contingent deferred annuity (“CDA”) is an insurance product that establishes a life insurance company’s obligation to make periodic payments for the annuitant’s lifetime at the time designated investments, which are not owned or held by the insurer, are depleted to a contractually defined amount due to contractually permitted withdrawals, market performance, fees and/or other charges. A CDA effectively establishes a lifetime income floor, which protects the annuitant from depletion of an account due to adverse market movements or increased longevity. This is because the underlying investment account remains the property of the account owner, and if the value of the investment increases in an amount that is greater than that required to cover the approved withdrawals over the course of the annuitant’s life, the account owner or the owner’s heirs will realize that benefit of any appreciation in their account. A CDA will provide regular periodic payments to the annuitant upon the occurrence of certain specified conditions (such as the annuitant’s account being reduced to zero through permitted withdrawals) which are described in the related CDA contract. The annuitant’s investment account remains owned and controlled by the purchaser.

Merit’s Fixed Contingent Deferred Annuity Contract

The Fixed Contingent Deferred Annuity Contract offered by Merit is a CDA that provides for a fixed stream of payments to the Annuitant for life if the value of the purchaser’s Account is reduced to zero during the lifetime of the Annuitant due to making certain withdrawals. The amount of the cash payments made if a Covered Event occurs depends upon the value of the Account at the time of the first withdrawal from the Account following the Vesting Period. The Contract provides that the purchaser will be able to withdraw up to 5% of the value of the Account (valued at the greater of the value of the Account on the Issue Date or the Exercise Date, as adjusted by contributions and withdrawals). To the extent the Account is reduced to zero due to the withdrawals during the life of the Annuitant, we will pay Benefit Amounts to the Annuitant equal to the Income Amount when the Covered Event occurs. If the purchaser takes withdrawals from the Account during the Vesting Period or in excess of the Income Amount, the Income Amount and future Benefit Amounts which may be paid will be proportionately reduced. Correspondingly, any Eligible Contributions made to the Account will increase the Income Base dollar-for-dollar. The minimum issue age of the Annuitant for a Contract is 45 and the maximum issue age of the Annuitant is 85.

Contracts will be made available only to clients of Financial Firms with which the Company has an agreement.

The client’s assets will continue to be managed by her or his advisor at the Financial Firm. The only amount to be paid for the Contract is a quarterly fee assessed as a percentage of the value of any Account in relation to which our guarantee is provided. Our guarantee is our contractual promise to pay Benefit Amounts should the Covered Event occur, which is supported by our reserves, surplus and claims paying ability. The Financial Firm will deduct the Fee from the Account on our behalf and pay the Fee to the Company, unless you elect to pay the Fee using bank drafting. This Fee is separate and apart from any fee the Financial Firm charges for its services to its clients. We will not compensate the Financial Firms or their advisors in connection with their client’s election to purchase the Contract.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT	Merit’s Fixed Contingent Deferred Annuity Contract provides income backed by Merit, for the Annuitant’s life, to clients with wealth management accounts at designated Financial Firms.

INCOME FOR LIFE

•  Provides annual income in the amount of 5% of the Income Base

•  Can begin any time after the Vesting Period and before age 95

•  The yearly withdrawal amount is based on the greater of the Account’s value on the Exercise Date or the Account’s value on the Issue Date adjusted by any Eligible Contributions and any Excess Withdrawals

•  Prior to a Covered Event occurring, withdrawals may occur at any time, or on a monthly, quarterly, semi-annual, or annual basis depending on your arrangements with your Financial Firm.

•  Following the Covered Event, Benefit Amounts will be paid on a monthly basis.

•  Continue if/when the Account’s value reaches zero

VESTING PERIOD	For the Contract, the Vesting Period is from the Issue Date to the later of the Annuitant’s age 65 or two years from the Issue Date. As to each separate contribution to your Account after the Issue Date, if any, the Vesting Period is two years from the date of that contribution to your Account.

AVAILABILITY	Single Annuitant; non-qualified plans that are not eligible for tax-deferral benefits; can be held by IRA and Roth IRA accounts. A non-qualified Account is one that is not being held as part of a tax preferred retirement plan such as an Individual Retirement Account (“IRA”), a Roth IRA, a 403(b) plan, a 457 plan, or a 401(k) plan.

FLEXIBILITY	Contributions may be added to the Account or the Contract may be cancelled at any time

EXCESS WITHDRAWALS	Excess Withdrawals during the Vesting Period, or above the Income Amount, proportionally reduce the Income Amount. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion.

INVESTMENT OPTIONS	Approved portfolios of the wealth management Account at a Financial Firm with which we have an agreement.

RISK MANAGEMENT	Risk is mitigated through product design with the Vesting Period ending at the later of age 65 or two years from the Issue Date; establishing and monitoring overall target portfolio investment guidelines with which all portfolios must comply; monitoring the overall mix of portfolios managed by each approved Financial Firm for adherence to a target allocation of 60% equity and 40% fixed income at each Financial Firm; reserving and investing in our general account in accordance with state law insurance requirements; and maintaining capital in excess of insurance requirements See the “Overview”, “Investment Guidelines and Risk Profiles” and “Financial Strength” sections of this prospectus.

IMPORTANT AGES	Minimum Issue Age of the Annuitant: 45 Earliest point at which the Vesting Period may end; the later of (i) age 65 or (ii) two years from the Issue Date Maximum Issue Age of the Annuitant: 85

ANNUAL FEE	0.55% per year of the wealth management Account’s value. This annual fee is in addition to the fee for advisory services associated with the wealth management Account charged by the Financial Firm.

RISK FACTORS

The Contract involves a number of risks. Before making a decision to purchase the Contract, you should carefully consider the following information about these risks, together with the other information contained in this prospectus. Many factors, including the risks described below, could result in a significant or material adverse effect on your Contract.

Your receipt of any benefits under the Contract is subject to our financial strength and claims paying ability.

Our ability to pay Benefit Amounts is subject to our ongoing financial strength and claims paying ability. The Contract is not a separate account contract. This means that the assets supporting the Contract are not held in a segregated account for the exclusive benefit of individual contract holders. Rather, we will pay Benefit Amounts under the Contract from our general account, which is not insulated from the claims of other contract holders and our third-party creditors. Therefore, the Annuitant’s receipt of payments from us is subject to our claims paying ability. You cannot seek enforcement of the guarantee against any other party.

Brickell Insurance Holdings LLC has only controlled Merit since December 31, 2019.

While Merit was founded in 1957 to write credit life, credit disability, term life and disability income insurance, Brickell Insurance Holdings LLC, a Delaware limited liability company (“Brickell”) purchased Merit on December 31, 2019 for the purpose of offering the Contracts. As such, the past performance of Merit may not be indicative of Merit’s future performance.

We may cancel the Contract and pay no Benefit Amounts if assets in your Account fail to meet the target portfolio investment guidelines for your Account.

The assets in an Account must be managed in accordance with target portfolio investment guidelines applicable to your Contract. Whether as a result of your or your Financial Firm’s actions (including by changes made to the Investment Portfolio), if the target portfolio investment guidelines for your Account are breached or the specific investment guidelines associated with your Account change so that they are beyond the parameters of the target portfolio investment guidelines, we may terminate your Contract following a Cure Period. If the breach is not remedied within the Cure Period, the Contract will be cancelled and no Benefit Amounts will be paid. If the breach is remedied within the Cure Period you may incur costs in connection with reallocating the investments in your Account to bring your Account within the target portfolio investment guidelines. Rebalancing, whether as a result of your Financial Firm’s management of your Account or reallocating to bring your Account within the target portfolio guidelines, always involves the risks of buying and selling securities, such as transaction costs or potential tax implications.

Our agreement with your Financial Firm may end and your Contract may be terminated.

Our agreement with your Financial Firm may terminate in the event that either we or your Financial Firm fail to perform our obligations under such agreement upon 30 days’ notice of such failure, or upon the mutual consent of your Financial Firm and us. Either we or your Financial Firm may, in our or their sole discretion, terminate the contract regardless of what you do. In such event, your Contract will be automatically terminated unless it is moved to another Financial Firm with which we have an agreement in place. We will notify you should that occur and provide information regarding how you may continue your Contract. If payment of Benefit Amounts has not begun, it may be possible to transfer your Account to another financial firm within a 30-day period. Such a transfer is subject to our rules. We cannot guarantee we will have an agreement in effect regarding this type of Contract with any other financial firm at such time, that you will find any Financial Firm acceptable to you with which we have an agreement, or that any Financial Firm with which we have an agreement will be willing to have you as its client. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, we will terminate your Contract. Should the agreement with your Financial Firm terminate after we have begun to pay the Benefit Amounts, such Benefit Amount payments will not be affected.

Your Contract may be terminated if the ownership designation of your Contract does not match that of your Account.

Ownership designations must meet our underwriting criteria. We may cancel the Contract if the ownership designation of your Account is changed to one we do not accept for the Contract. For example, we would not accept a requested ownership change to a designation we would not accept for the initial issuance of a Contract, such as ownership by a business.

We may terminate the Contract if your Financial Firm does not provide us our Fees and the information necessary to administer your Contract on a timely basis.

The application for a Contract includes an authorization for your Financial Firm to provide us with the information we need to establish and administer the Contract, as well as an authorization for your Financial Firm to assess the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorization, and we reserve the right to cancel the Contract and not make Benefit Amount payments if such information and Fees are not provided within 30 days after we request the needed information or Fees.

Your investments may perform differently than other investments not available for use with the Contract.

The target portfolio investment guidelines may require your Account to be managed in a different fashion than other investments available to you. If you do not purchase the Contract, it is possible that you may purchase other investments that experience higher growth or lower losses, depending on the market, than the assets held in your Account. You should consult with your financial representative to assist you in determining whether the assets eligible for coverage are suited for your financial needs and risk tolerance. If you reallocate or transfer the investments in your Account so that you are no longer invested in the assets eligible for coverage in accordance with the target portfolio investment guidelines, we will terminate your Contract and no Benefit Amount will be paid.

You may cancel the Contract prior to a severe market downturn.

Once you have cancelled the Contract, our obligation to pay Benefit Amounts will cease. Even if a severe market downturn occurs shortly after you cancel your Contract, Benefit Amounts will not be paid.

You may make Excess Withdrawals, which will reduce and may even eliminate future Benefit Amounts available under the Contract.

Due to the long-term nature of the Contract guarantee, there is a risk that you may encounter a personal financial situation in which you need to make withdrawals before the end of the Vesting Period or after the Exercise Date in excess of the Income Amount. Any such withdrawal is an Excess Withdrawal. Please note that an Excess Withdrawal will reduce the Income Base and/or the Income Amount available each year before the Covered Event. Such Excess Withdrawals will proportionately reduce your Income Base and/or Income Amount (by an amount that could be substantially more than the actual dollar amount of the withdrawal), which in turn will reduce the amount of, or even eliminate, any future Benefit Amounts that the Annuitant would otherwise receive. If you make an Excess Withdrawal, we will not provide you with advance notification regarding the repercussions of the Excess Withdrawal. Before you take any withdrawals, you should discuss the impact of any Excess Withdrawals with your Financial Firm.

The point in time when you begin taking withdrawals from your Account may impact whether the Annuitant receives payments of the Benefit Amount under your Contract.

The longer you wait to set the Exercise Date and start making withdrawals from your Account, the less likely Benefit Amounts will be paid. This is because waiting to start making withdrawals makes it more likely that the Annuitant will die before the Account is depleted.

The Annuitant may die before your Account is reduced to zero.

If the Annuitant dies before your Account is reduced to zero, no Benefit Amounts will be paid. The Contract does not have any cash value, surrender value, or provide a death benefit. Even if the Annuitant begins to receive Benefit Amounts, the Annuitant may die before receiving an amount equal to or greater than the amount you have paid in Fees.

The owner will pay fees regardless of whether they receive any Benefit Amounts.

Fees accrue from the Issue Date, even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we pay any Benefit Amounts. If you choose never to take withdrawals, and/or if the Annuitant never receives any Benefit Amounts, you will not receive a refund of the Fees you have paid.

Your payment of your Contract’s Fee, fees to your Financial Firm, and other fees deducted from your Account before the Exercise Date may affect the Account’s value, potentially affecting the Income Amount and, as a result, Benefit Amounts provided under your Contract.

In addition to your Contract’s Fee and the fee for the investment advisory services provided by your Financial Firm, you may have other fees deducted from your Account for items like IRA custodial fees, if applicable, or fees for other administrative services (including custody and record keeping) (the “Other Account Fees”). Your Contract Fee, the fee for the investment advisory services provided by your Financial Firm, and Other Account Fees reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. Please consult with your Financial Firm regarding any Other Account Fees, and you should discuss with your Financial Firm how such Other Account Fees should be paid. Also see, “Fixed Contingent Deferred Annuity Contract - Overview” and “Fees.”

Divorce may prompt the need to make changes to a Contract.

Divorce often may lead to the need to change the ownership designation of the Account, which will trigger the need to change the ownership designation of the Contract to match that of the Account. We expect to comply with qualified domestic relations orders issued as a result of a divorce. Divorce after a Covered Event will not affect our making Benefit Payments to the Annuitant. A change in the ownership designation of the Account could result in the original Contract owner losing the Contract as a part of a divorce decree.

A downgrade in our financial strength rating would likely reduce the amount of business we are able to write and could materially adversely impact our competitive position.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies and are important to our ability to market and sell our products. Rating organizations continually review the financial positions of insurers, including us. Our financial strength rating is subject to periodic review by, and may be revised downward or revoked. There can be no assurance that we will maintain our current ratings. Future changes to our rating may adversely affect our competitive position.

We are subject to various regulatory requirements.

The issuance and sale of your Contract is registered in accordance with the Securities Act of 1933 (the “Securities Act”) and must be conducted in accordance with the requirements of the Securities Act of 1933. We are also subject to the rules and regulations of the Texas Department of Insurance and those of the other jurisdictions in which we are licensed. In the event we do not comply with these requirements, rules and regulations we may be subject to investigation or examination by the Securities and Exchange Commission, the Texas Department of Insurance or the departments of insurance of other states and other regulatory agencies, the result of which may be legal actions, fines or injunctive relief, which may have a material adverse effect on our business operations or financial position.

You should be aware of the various regulatory protections that do not apply to the Contract.

The Contracts will not be listed on any exchange. As an issuer of non-equity securities subject to certain insurance regulations, we are not subject to applicable periodic reporting requirements and other requirements imposed by the Securities Exchange Act of 1934. In addition to our exemptions under the Exchange Act, we are not an investment adviser and do not provide investment advice to you in connection with the Contract or your Account. We also are not an investment company and therefore we are not registered under the Investment Company Act of 1940, as amended, and the protections provided by the Investment Company Act of 1940 are not applicable with respect to your Contract. Because we will not be subject to these regulations, while certain regulatory and financial information are available in this registration statement filed under the Securities Act of 1933, the periodic financial and business information publicly available will be limited to the information made available by the Texas Department of Insurance and other insurance departments. Therefore, it could be more difficult for you to obtain all the information necessary to assess our financial strength and ability to continue paying Benefit Amounts.

There are certain cybersecurity risks associated with our and your Financial Firm’s dependence upon the effective operations of computer systems.

Because our business and your Financial Firm’s business are highly dependent upon the effective operation of computer systems, we are vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-risks. These risks include, among other things, the theft, misuse, corruption, and destruction of data maintained online or digitally, denial of service on our website and other operational disruption, and unauthorized release of your confidential information. Such system failures and cyber-attacks affecting us, your Financial Firm and third-parties may adversely affect your Account and/or your Contract. There can be no assurances that we will be able to avoid losses due to cyber-attacks or information security breaches in the future.

Our financial condition and results of operations could be adversely affected by public health epidemics, including the recent and ongoing coronavirus outbreak.

A novel strain of coronavirus has been rapidly spreading across the globe, including in the United States. Any outbreak of contagious disease such as the coronavirus or other adverse public health developments could have a material and adverse effect on our business operations. Such adverse effects could include quarantines, disruptions of or restrictions on our ability and/or the ability of our vendors’ personnel to travel or conduct normal business activities, as well as closures of our facilities or the facilities of our collaborators for an indefinite period of time (including shutdowns that may be requested or mandated by governmental authorities). Any temporary closures of facilities would likely affect our development efforts and operating results, and any disruption to the operations of our vendors would likely impact our development efforts and operating results. The extent to which the coronavirus may impact our results will depend on future developments, which are highly uncertain and cannot be predicted, and on new information that may emerge concerning the severity of the coronavirus. However, current predictions suggest that the impact of sustained business closures and quarantines resulting from the coronavirus on the global economy will be severe, and this may have a material adverse effect on our business.

Account performance may prevent the receipt of any benefit.

If your Account does not go to zero you will see no benefit. The investment performance of your Account directly impacts whether your Account will be reduced to zero and thus whether any Benefit Amounts will be paid. If you comply with the terms of your Contract and your Account is not reduced to zero no Benefit Amounts will be paid, and you will not receive a refund of the Fees you have paid.

There may be tax consequences associated with the Contract.

You should consult a tax advisor before purchasing a Contract. You should inquire of your tax adviser whether there would be any adverse impact on your ability to take withdrawals from your Account or to the tax classification of your Account should you purchase the Contract. See “Federal Income Tax,” below for further discussion of tax issues relating to the Contract.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that are intended to enhance the reader’s ability to assess our future financial and business performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “should,” “believes,” “anticipates,” “estimates,” “intends” or similar expressions. In addition, statements that refer to our future financial performance, anticipated growth and trends in our business and in our industry and other characterizations of future events or circumstances are forward-looking statements. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different.

Consequently, such forward-looking statements should be regarded solely as our current plans, estimates and beliefs with respect to, among other things, future events and financial performance. Except as required under the federal securities laws, we do not intend, and do not undertake, any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

The forward-looking statements include, among other things, the factors discussed under “Risk Factors” and those listed below:

•

effects of fluctuations in interest rates, including a prolonged low interest rate environment, a rapidly rising interest rate environment, or a flat or inverted yield curve, as well as management’s ability to anticipate and timely respond to any such fluctuations;

•	general economic, market or business conditions, including economic downturns or other adverse conditions in the global and domestic capital and credit markets;

•

changes in laws or regulations, or their interpretation, including those that could increase our business costs, reserve levels and required capital levels, or that could restrict the manner in which we do business and produce sales, including uncertainty related to:

•

the Tax Cuts and Jobs Act of 2017 (the “2017 Tax Act”), which brought significant changes to the U.S. tax code and may negatively impact the determination of insurance tax reserves, the reinsurance market, the calculation of risk-based capital (RBC), our competitors and the Financial Firms;

•	financial regulation reform, particularly the status of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

•

the evolving and potentially conflicting standard of care requirements applicable to the sale of our Contracts, including requirements from the Securities and Exchange Commission (the “SEC”), the National Association of Insurance Commissioners (the “NAIC”), and the legislatures and regulators of multiple states;

•

effects of catastrophic events, both natural and man-made, that could adversely affect our operations and results, including impacts to claims and mortality experience, investment portfolio performance, and business operations;

•	effects of significant corporate refinance activity;

•	our ability to successfully execute on our strategies;

•	accuracy and adequacy of recorded reserves, including the actuarial and other assumptions upon which those reserves are established, adjusted and maintained;

•	deviations from assumptions used in setting prices for annuity products or establishing cash flow testing reserves;

•	significant changes in projected future cash flows underlying the value of our intangible assets, including projections of future sales and profitability;

•	continued viability of our products under various economic, regulatory and other conditions;

•	market pricing and competitive trends related to annuity products and services, especially if well-capitalized new entrants enter the insurance industry;

•	retention of key personnel and business partners;

•	financial strength or credit ratings changes, particularly ours but also of other companies in our industry sector;

•	our ability to maintain adequate telecommunications, information technology, or other operational systems;

•	our ability to prevent or timely detect and remediate any unauthorized access to or disclosure of customer information and other sensitive business data;

•	availability and cost of capital and financing;

•	the availability and cost of reinsurance coverage, should we pursue reinsurance;

•	our ability to implement effective risk management policies and procedures; and

•	initiation of regulatory investigations or litigation against us and the results of any regulatory proceedings.

You should review carefully the section captioned “Risk Factors” in this prospectus for a complete discussion of the material risks of purchasing a Contract.

FIXED CONTINGENT DEFERRED ANNUITY CONTRACT

Overview

The Contract provides coverage against the loss of income taken as withdrawals from your Account. That occurs if the value of the Account is reduced to zero as defined by the conditions specified in the Contract and described in this prospectus. Should that occur, we then pay the Benefit Amount for the Annuitant’s lifetime. Should there be value in the Account at the time of the Annuitant’s death (if no Covered Event has occurred), no payments shall be made.

Overview of Whom the Contract is Appropriate For

The Contracts may be appropriate for persons concerned that the person to be named as Annuitant may outlive the income intended to support such individual. The Annuitant usually is the Contract owner or the person for whose benefit a custodial account or trust is maintained. The Contracts are only offered to provide coverage to Annuitant’s who are at least age 45 on the Issue Date of the Contract.

The Contracts may not be appropriate for persons with an impaired life expectancy or who otherwise do not expect to outlive the assets held in their Accounts. Additionally, this Contract may not be appropriate for people who plan or may need to take Excess Withdrawals.

Overview of the Contract

The Benefit Amount we pay each Income Year will equal the Income Amount in effect when the Covered Event occurs. On the Exercise Date, we determine the initial Income Amount. The Exercise Date is the date of your first withdrawal from the Account after the Vesting Period. We require you take your first withdrawal from the Account no later than the Annuitant’s 95th birthday. You may elect to not begin to take withdrawals (and establish your initial Income Base and Income Amount) before that date.

The Vesting Period ends upon the later of the Annuitant’s 65th birthday or two years measured from the Issue Date of the Contract. The earliest you can take a withdrawal from your account and not have the entire amount treated as an Excess Withdrawal would be after the Vesting Period ends. If you make contributions into your Account after the Issue Date, there is a two year Vesting Period in relation to each such contribution, measured from the date of each contribution. A Contribution that has been maintained in your Account for at least its Vesting Period is an Eligible Contribution.

The initial Income Amount is determined by applying a guaranteed income percentage of 5% to the Income Base as of the Exercise Date. On the Exercise Date, the Income Base is the higher of the value of the Account on the Exercise Date or the Account’s value on the Contract’s Issue Date, adjusted by any Eligible Contributions or Excess Withdrawals. This means that if you do not make any Eligible Contributions or Excess Withdrawals, either before or after the Exercise Date, your Income Amount cannot be less than 5% of the value of your Account on the Issue Date of your Contract, irrespective of the performance of the investments in your Account. Your Account’s value on the Exercise Date will be affected by the fees assessed by your Financial Firm, our Fee from the Issue Date up to and including the Exercise Date, and the Other Account Fees.

Eligible Contributions and Excess Withdrawals result in adjustments to the Income Base and, as a result, to the Income Amount. We describe the impact of such adjustments in this prospectus; see Impact of Excess Withdrawals on the Income Base and Eligible Contributions. Adding this protection does not affect your right to withdraw funds from your Account at any time, or dictate the size of any withdrawal. However, the amount and timing of your withdrawals may have an impact on your Income Amount and therefore on the Benefit Amount if a Covered Event occurs.

Overview of Our Relationship with Your Financial Firm

This Contract is provided in relation to an Account you have established at a Financial Firm that you have engaged as an investment adviser. You can find a list of Financial Firms with whom we offer Contracts on our website.

We seek an aggregate target allocation for all Accounts at a Financial Firm for which we issue Contracts of approximately 60% equities and 40% fixed income. This aggregate target allocation at the Financial Firm level is part of our overall risk mitigation strategies and it is one factor, among many, that impact which Financial Firms we approve for issuance of new Contracts. This will not, however, impact your ability to maintain your Contract unless our agreement with your Financial Firm ends as described under Termination below. Moreover, this Merit Life risk mitigation strategy at the Financial Firm level does not impact or influence the target portfolio investment guidelines described below. It only impacts whether we offer our contracts with a particular Financial Firm. Your Financial Firm may have a conflict of interest between managing an individual Account and remaining within the aggregate target allocation.

Your Financial Firm will have one or more model portfolios, custom portfolios or combinations of both which it makes available to clients and that are acceptable to us. These portfolios are available to clients of such Financial Firms whether or not they purchase our Contract. Often the model portfolios will have been established before we agree to make the Contract available to clients of your Financial Firm. Pursuant to your advisor’s fiduciary duty to act in your best interest, you and your advisor may have already decided before any consideration of whether you should apply for our Contract that you should be invested in one of the model portfolios that we come to determine is acceptable for use with our Contract.

Where a Financial Firm uses model portfolios, we evaluate each model portfolio prior to determining that such model portfolio would be eligible to underlie a Contract. We intend to use portfolio analysis software developed by Markov Process International (MPI) in connection with this determination. The results of this analysis are subject to stress testing. This approach has many advantages, including variable volatility for both United States Treasuries and equities and is subject to a quarterly parameter review. We believe this approach is robust, thorough and sophisticated. Our primary criteria are liquidity, diversification, volatility and expenses.

Overview of Investments

The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. Some Financial Firms use model portfolios, others use custom portfolios and others use Combinations of both. Even if two Accounts use the same model portfolio from the same Financial Firm, it is likely that the actual portfolios of those two Accounts will not be the same. Portfolios will vary from Account to Account and also from Financial Firm to Financial Firm.

Our underwriting process for determining whether a Financial Firm and its portfolios are acceptable focuses on whether the investments are in a well-diversified mix of Exchange Traded Funds (ETFs), mutual funds or other securities. Our process seeks to align our risk appetite in relation to our risks in offering the Contracts with your risk appetite in providing income for life through the investments held in your Account. Our choices of acceptable risk profiles and model portfolios are one of the tools we use to mitigate our risk of having to pay Benefit Amounts to the Annuitant. As such, our interest is maximizing the probability that your Account will provide you with cash flow for the duration of your life so that we will not be required to pay any Benefit Amounts as your Account would maintain value throughout your life.

Target Portfolio Investment Guidelines

You may apply to purchase a Contract with respect to a portfolio managed by a Financial Firm so long as the target investment allocations of such portfolio fall within the asset class and investment category ranges outlined below.

Target Portfolio Investment Guidelines

Asset Class	Investment Category	Investment Category Definitions	Allocation Range
Equity	US Large Cap	Contains stocks and other equity securities from companies across various industries with market values of more than $10 billion. These companies are typically more mature and are diversified with many products and services. The investment style represented by this category can include a mix of both growth and value characteristics.	5-50%
Equity	US Mid Cap	Contains stocks and other equity securities from companies with market values typically between $2 billion and $10 billion. These companies are often established and growing. The investment style represented by this category can include a mix of both growth and value characteristics.	0-15%
Equity	US Small Cap	Contains stocks and other equity securities from companies with less than $2 billion in capitalization. These companies include start-up companies. These smaller companies can grow much faster than larger companies, but smaller company stocks tend to be more volatile. The investment style represented by this category can include a mix of both growth and value characteristics.	0-15%
Equity	International Large Cap	Contains stocks and other equity securities from companies across various industries with market values of more than $10 billion. Typically at least 75% of these equity assets are in companies located outside of the United States.	0-30%
Equity	International Small / Mid Cap	Contains stocks and other equity securities from companies with market values typically less than $10 billion. Typically at least 75% of these equity assets are in companies located outside of the United States.	0-15%
Equity	Global Equity	Contains stocks and other equity securities without limitation regarding market capitalization. Typically at least 25% of these equity assets are in companies located outside of the United States.	0-25%
Equity	Emerging Markets Equity	Contains stocks and other equity securities from companies not headquartered in the United States, with an emphasis on companies located in less-developed countries. These countries may include Brazil, Russia, India and China, among others, and will change as countries become more developed. The investment markets in these countries have the potential for very high growth rates but can also be extremely volatile and unpredictable.	0-15%
Equity	Sector Funds	Contains stocks and other equity securities of companies that operate in a particular industry or sector of the market, such as technology or financial services, for example.	0-10%

	Total Equity		45-75%
Fixed Income	Investment Grade Government Bond	Contains high quality government issued bonds which have a lower level of relative risk and receive higher ratings by credit rating agencies.	5-40%
Fixed Income	Investment Grade Corporate Bond	Contains high quality corporate issued bonds which have a lower level of relative risk and receive higher ratings by credit rating agencies.	0-15%
Fixed Income	Short Duration Bond	Contains short-term bonds issued by the U.S. Treasury and federal agencies and having maturities ranging between one to three years.	0-10%
Fixed Income	Inflation Protected Bonds (TIPs)	Contains U.S. Treasury securities that are indexed to inflation to protect from a decline in the purchasing power of money.	0-10%
Fixed Income	High Yield Bonds	Contains lower quality bonds that pay higher interest rates. High yield bonds have lower credit ratings and are at a higher risk of default.	0-10%
Fixed Income	International Fixed Income	Contains bonds issued by foreign governments or foreign companies in a variety of markets, industries, and currencies.	0-10%

	Total Fixed Income		25-55%
Alternatives	US Real Estate Investment Trusts (REITs)	Contains securities of real estate investment trusts, which focus on owning, operating or financing income-producing properties. REITs vary in their specific focus, including apartment, factory-outlet, health-care, hotel, industrial, mortgage, office, and shopping center REITs.	0-5%

Target Portfolio Investment Guidelines

Asset Class	Investment Category	Investment Category Definitions	Allocation Range
Alternatives	Commodities / Real Assets	Contains securities and real assets of commodity-based industries such as energy, chemicals, minerals, and forest products in the United States or outside of the United States.	0-5%

	Total Alternatives		0-10%
Cash	Money Market / Cash	Contains principally financial instruments issued or guaranteed by the U.S. government., its agencies, or instrumentalities with dollar-weighted average maturities of less than 90 days.	0-5%

	Total Cash		0-5%

Equity, fixed income and alternative investments may include securities registered under the securities laws or those exempt from such registration. There are no allocation restrictions or limitations with respect to the allocation between registered and unregistered securities. Equity securities typically represent an ownership interest in a company and include securities such as common stock and preferred stock. Fixed income securities typically represent an obligation on the part of a company to repay an amount loaned to the company and include securities such as corporate bonds and U.S. treasuries. Alternative securities typically include securities that do not otherwise fit within the asset classes of equity, fixed income or cash. The chart above provides descriptions of the investment categories within each asset class which comprise our target portfolio investment guidelines. Merit uses a third party data and analytics provider in accordance with industry standards in order to determine which investments in a portfolio are allocated to each investment category. The allocation range may be made up of many securities, or even a single security, that fits within the investment category. Each security will be allocated into only one investment category described above.

Portfolios may include multiple individual securities such as bonds, notes, common stock, preferred stock, or, in general, any interest or instrument commonly known as a “security”, which fits within an investment category described in the chart above. Additionally, and most often, these securities make up pooled investment vehicles which are daily priced, liquid and diversified. Pooled investment vehicles combine money from multiple investors into a pool that invests in multiple individual securities, and include such vehicles as Exchange Traded Funds (ETFs), mutual funds and bank collective trusts. When a portfolio invests in pooled investment vehicles, we determine compliance with the target portfolio investment guidelines by looking through the pooled investment vehicles to the asset class and investment category of the underlying individual securities held by those vehicles. Our process for determining whether a portfolio is acceptable focuses on whether the underlying investments are in a well-diversified mix of securities, as indicated in the chart above.

The available portfolios vary from Financial Firm to Financial Firm. These portfolios are available through the Financial Firms irrespective of whether you purchase our Contract. Some Financial Firms offer custom designed portfolios and some offer model portfolios which we have already reviewed and approved as meeting the target portfolio investment guidelines above. For more information regarding the details of your portfolio, please refer to disclosure received from your Financial Firm, including your Financial Firm’s Form ADV brochure and portfolio fact sheet. The mix of investments that you may hold in your Account is not necessarily the same as any other client of your Financial Firm. The specific securities and pooled investment vehicles in which a portfolio invests are determined by you and your Financial Firm.

At all times, we reserve the right to approve or reject any application to purchase a Contract. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above. We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the aforementioned target portfolio investment guidelines and your Account is not revised to fall within these guidelines within the Cure Period.

Overview of Termination of the Contract

We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the target portfolio investment guidelines and you don’t remedy this situation within the Cure Period provided in the Contract.

We rely on your Financial Firm to provide us with certain information about your Account. Should you elect bank drafting for paying our Fee, we rely on your Financial Firm to provide us the information we need to determine the amount to be drafted from your bank account. That is the information we need to administer the Contract and determine our liability, for which we must maintain required reserves and surplus. We also rely on your Financial Firm to properly assess and forward our Fee for this protection. We may terminate the Contract as of the date your Financial Firm fails to provide timely and accurate information about your Account or properly assess and forward our Fee.

Given the role of your Financial Firm in investing your assets, providing us necessary information and assessing our Fees, you need to understand that the continuation of the Contract depends on your Financial Firm’s ongoing participation in its agreement with us. If our agreement with your Financial Firm ends, you must move your Account to another approved Financial Firm within the Cure Period in order to maintain your Contract.

Overview of the Fee

Your Contract’s Fee and the fee for the investment advisory services provided by your Financial Firm are not treated as withdrawals from your Account for purposes of the Contract, however they will be treated as withdrawals against your Account Value. However, you may have Other Account Fees deducted from your Account by your Financial Firm. The amount deducted from your Account to pay such fees will be treated as withdrawals against your Account value; however, will not be treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal.

Overview of Withdrawals

After the Exercise Date, you are not required to take any further withdrawals or to take withdrawals of any particular amount. However, the Income Amount in any Income Year is not increased if you take withdrawals of less than the Income Amount in prior Income Years.

The better the investment performance of your Account before the Exercise Date, the higher the Income Base and therefore the higher the initial Income Amount. Conversely, to the extent that the investment performance of your Account before the Exercise Date is poorer than expected, the Income Base and therefore the initial Income Amount may be lower than you hoped or expected. However, if you do not make any Excess Withdrawals before the Exercise Date, the Contract provides that your initial Income Base will not be less than your Account’s value on the Issue Date plus the value of any then Eligible Contributions, irrespective of the investment performance of your Account.

You may elect to wait a number of years to take your first withdrawal from your Account, in the hope that market performance will increase your Account’s value at the Exercise Date. That provides the possibility of obtaining a higher Income Base and, as a result, a higher Income Amount.

Free Look Right

Purchasers have the right to cancel and return a Contract purchased within 30 days after receipt, or longer if required by law. A purchaser may return a Contract for any reason, after which we will return any amounts paid. Contracts may be returned by delivering or mailing the Contract to our administrative office at 2 Corporate Drive, Suite 760, Shelton, Connecticut 06484.

Eligible Purchasers

We are offering this Contract only in United States’ jurisdictions in which we are a licensed insurance company and in which we have obtained any required regulatory approvals. We are offering this Contract only in relation to Accounts held at Financial Firms with which we have an agreement. Contracts may be established in connection with both existing and new Accounts.

We are offering this Contract in relation to Accounts that, for income tax purposes, are considered to be “non-qualified”, as well as Accounts that are designed to qualify as individual retirement accounts (“IRAs”) or Roth IRAs (these are types of “qualified” retirement plans). Non-qualified accounts are not maintained or established pursuant to any individual or employment-related retirement plan.

Owners of Contracts to be used in relation to non-qualified Accounts may be a single natural person, a married couple or an entity such as a trust acting as agent for a natural person. Owners of IRA or Roth IRA Accounts usually will be custodial accounts maintained for such purposes at the Financial Firm and held for the benefit of the named IRA or Roth IRA participant. We make no representations or guarantees as to whether such Accounts are established and maintained in accordance with all relevant laws and regulations applicable to IRAs and/or Roth IRAs. When a Contract is owned in conjunction with an IRA or Roth IRA, the custodial account (or sometimes a trust) must own the Contract. In all cases, we require the ownership designation of the Contract to match the ownership designation of your Account.

Annuitant Designations

Unless the Account is owned by an entity, the Annuitant must be the Owner of the Contract or one of the joint owners of the Contract when owned by a married couple. For Contracts purchased by an IRA or Roth IRA, the Annuitant will be the IRA participant. In each case, the Annuitant must be the person for whose benefit the Account is maintained when the Account is a custodial account or trust. Note that we pay any Benefit Amounts due after a Covered Event to an account for the benefit of the Annuitant, who is the person upon whose continued life we will make payments should a Covered Event occur.

Underwriting Requirements

We have certain restrictions and limitations as to the issuance of a Contract. These include, but are not limited to:

•	The Annuitant must be at least 45 years old and not more than 85 as of the Issue Date.

•	The Account’s value must not be more than $10,000,000.00 as of the Issue Date. We have no minimum Account value requirement.

•	The Account must be at a Financial Firm which has an effective operating agreement with us.

•	The Account must be invested in accordance with the target portfolio investment guidelines agreed to by your Financial Firm and us.

•	The ownership designation requested for the Contract must match that of the Account.

•	Any joint owners must be spouses or entity owners (i.e. trusts and custodial accounts) which are for the benefit of the Annuitant.

Purchasing a Contract

You must complete and sign our application in order to request a Contract. As part of the application, you will need to identify your Financial Firm, your financial advisor and your Account number for the Account in relation to which you are seeking protection. Note that while you may have multiple Accounts at your Financial Firm, we will only issue a Contract in relation to all the assets in one Account. We do not issue Contracts in relation to a portion of your Account’s value. If you wish to obtain protection on more than one Account, you must apply for a Contract separately for each such Account.

Given that Excess Withdrawals have a negative impact on future benefits, you should discuss with your financial advisor whether you should maintain a portion of your assets outside the Account in order to meet: (a) expenses until your expected Exercise Date; and (b) unexpected expenses on and after the Exercise Date. The application for a Contract includes an authorization you provide for your Financial Firm to provide us with the information we need to establish and administer your Contract, as well as an authorization for your Financial Firm to assess your Account the Fees for this protection on a periodic basis. We will not issue a Contract if you do not provide such authorizations. You may elect at any time to have our Fee withdrawn periodically from a bank account you designate.

Issuing a Contract

If an applicant meets our underwriting requirements, we will issue a Contract. Wherever permitted, we will issue Contracts electronically. In any case, you may request a printed copy of your Contract at any time.

Fees

The annual Fee associated with the Contract is 0.55% of the value of your Account, paid in arrears. The Fee is withdrawn from an Account quarterly. We pro-rate the Fee due for the period between the Issue Date and the date the first Fee is assessed. We also pro-rate the Fee for the period between the end of the prior calendar quarter and the date your Contract ends if your Contract terminates.

You may elect bank drafting for paying the Fees. You may make such an election at any time. You also may change the bank and/or the account from which funds will be withdrawn to pay the Fee. You also may terminate bank drafting and have the Fee assessed against your Account at any time. You may obtain the forms we require for such elections from our website or by providing notice to us in the manner described in your Contract.

Your Contract Fee and the fee for the investment advisory services provided by your Financial Firm reduce the value of your Account, however they are not treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal from your Account. However, Other Account Fees may be deducted from your Account. The amount deducted from your Account will reduce the value of your Account, but will not be treated as a withdrawal for purposes of payments available under the Contract, nor as an Excess Withdrawal.

After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected.

Benefit

The Contract shall provide ongoing payments for the Annuitant’s life if a Covered Event occurs. That happens if and when the value of your Account goes to zero for reasons other than an Excess Withdrawal. We will provide such payments if your Contract is then in effect, if there is no legal impediment at such time for our providing the payments, and you have provided us with the information we need to make such payments.

We may require proof that the Annuitant is alive from time-to-time.

We make these payments to an account for the benefit of the Annuitant.

Benefit if the Covered Event Occurs

As of the date of the Covered Event, we begin payments of the Benefit Amount each Income Year for the Annuitant’s lifetime. In the Income Year the Covered Event occurs the Benefit Amount is the Income Amount at the time of the Covered Event minus any withdrawals in that Income Year. In subsequent Income Years, the Benefit Amount we pay each Income Year for the Annuitant’s lifetime equals the Income Amount in effect when the Covered Event happens. We pay Benefit Amounts monthly.

Income Base

On the Exercise Date, we determine your initial Income Amount – the maximum amount you can withdraw from your Account each Income Year without any part of such withdrawals being considered an Excess Withdrawal (which reduces your Income Amount going forward). We calculate your initial Income Amount using the Income Base, as indicated below.

As of the Exercise Date, the Income Base is the higher of:

(a)	the value of your Account on your Contract’s Issue Date plus any Eligible Contributions and less the proportional impact of Excess Withdrawals from the Issue Date until the Exercise Date; or

(b)

the value of your Account on the Exercise Date reduced by the value of (i) any contributions to your Account that have not vested and (ii) the proportional impact of any Excess Withdrawals from the Issue Date until the Exercise Date.

Following the Exercise Date, the Income Base can increase or decrease as a result of Contributions and Excess Withdrawals, respectively.

Income Amount

The Income Amount is determined by applying the guaranteed income percentage of 5% to the then current Income Base. You are not required to take the Income Amount in any Income Year. Any portion of the Income Amount you do not take in an Income Year remains in your Account and does not increase the Income Amount in subsequent Income Years.

The Income Amount is the guaranteed amount you may withdraw in each Income Year without reducing future benefits. The initial Income Amount is determined on the Exercise Date.

Excess Withdrawals

Any withdrawal during the Vesting Period is an Excess Withdrawal. Any amount withdrawn on or after the end of the Vesting Period that exceeds the Income Amount for the Income Year in which that withdrawal occurs is an Excess Withdrawal. An Excess Withdrawal that reduces your Account’s value to zero results in termination of your Contract.

Excess Withdrawals can happen at any time. Any Excess Withdrawal will proportionally reduce your guaranteed income amount. During the Vesting Period, any withdrawal is considered an Excess Withdrawal. The amount of the reduction is calculated by dividing the amount of the Excess Withdrawal by the remaining Account value immediately following such withdrawal. After the Vesting Period, an Excess Withdrawal is any withdrawal greater than the Income Amount (i.e. Excess Withdrawal / remaining Account value). The amount of the Excess Withdrawal is calculated by dividing the total withdrawal less the Income Amount by the remaining Account value following such withdrawal (i.e. (total withdrawal – Income Amount) / remaining Account value after such total withdrawal). Examples of Excess Withdrawals are reflected in the hypotheticals under “Fixed Contingent Deferred Annuity Contract – Examples.”

Impact of Excess Withdrawals on the Income Base

An Excess Withdrawal reduces the Income Base by the ratio of the Excess Withdrawal to the value of your Account as of the date of the Excess Withdrawal, after any other withdrawal taken on the same date. The smaller the Account’s value is relative to the Income Base with respect to an Excess Withdrawal, the greater impact on the Income Base such Excess Withdrawal will have. This is because the Excess Withdrawal will be a higher proportion of your Account’s value. See Hypothetical #5 below for an example showing the impact of an Excess Withdrawal.

Required Minimum Distributions

During an Income Year, with respect to a Contract issued to an entity established as an IRA or Roth IRA, you may withdraw from your Account an amount necessary to avoid a penalty under the Code’s provisions regarding required minimum distributions (generally distributions required to be taken from certain IRAs starting at age 72 (or 70-1⁄2 if you reached age 70-1⁄2 before January 1, 2020)). The amount you withdraw may exceed your Income Amount for that Income Year. We will not treat the amount which exceeds the Income Amount for the then current Income Year as an Excess Withdrawal to the extent that amount was needed to meet the required minimum distribution amount based solely on the value of your Account.

Eligible Contributions

Contributions into your Account after the Issue Date may increase your Income Base, but only if they are Eligible Contributions. We treat contributions as Eligible Contributions when they have satisfied the Vesting Period.

Contributions that become Eligible Contributions before the Exercise Date increase your initial Income Base as calculated on the Exercise Date, and, as a result, your initial Income Amount (see the Income Base section, above). Eligible Contributions increase your Income Base dollar-for-dollar and thereby increase the Income Amount by 5% of the value of such Eligible Contributions. See Hypothetical #6 below.

Contribution Limit

We may limit the total value of your Eligible Contributions. The limit is determined to be your Account’s value on the Issue Date plus the value of all Eligible Contributions. The limit is $10,000,000.00.

Termination

Your Contract may terminate for the following reasons:

1.	You or your Financial Firm breach the target portfolio investment guidelines with your Account, and this breach is not cured in the Cure Period.

2.

Our agreement with your Financial Firm ends, for any reason including at the discretion of the Company or your Financial Firm, and you do not or cannot transfer your Account to another financial firm with which we have an operating agreement.

3.	Your Financial Firm fails to provide us with the information we need in order to administer your Contract or fails to assess and forward our Fees.

4.	Should you elect to pay the Fee using bank drafting, and you do not provide us the information we need to successfully complete such withdrawals from the account at your bank.

5.	The ownership designation of your Account is changed to a designation we cannot accept as an ownership designation for the Contract.

6.	You elect to terminate your Contract.

7.	Your Contract terminates as of the date of the Annuitant’s death.

Examples

The following are hypothetical examples designed to help you understand how a Contract might perform in relation to your Account and choices you might make, such as making additional contributions to your Account or taking withdrawals. The hypotheticals below do not contemplate every possible combination of events and are included for illustrative purposes only. No representation regarding the performance of an Account is intended.

These hypotheticals show a minimum Income Amount. That is the lowest Income Amount that would apply on the Exercise Date, which is – the date of the first withdrawal after the Contract’s Vesting Period. The examples do not include Eligible Contributions or Excess Withdrawals before the Exercise Date unless indicated otherwise. Under these circumstances, the minimum Income Amount is 5% of the Account’s value on the Issue Date of the Contract.

HYPOTHETICAL 1 – Account’s value on Exercise Date exceeds Issue Date value; Covered Event Occurs
Annuitant age on the Issue Date	58
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year

Annuitant age when the Covered Event Occurs	83
Benefit Amount	$10,000 per year
Annuitant age at Death	95
Number of years the Benefit was paid	12
Total Benefit paid	$120,000

*

The minimum Income Amount shown in this example is the minimum initial Income Amount if there are no Eligible Contributions or Excess Withdrawals before the Exercise Date – the date of the first withdrawal after the Contract’s Vesting Period.

The above hypothetical shows a situation in which a Covered Event has occurred and the value of the Account on the Exercise Date exceeds the value of the Account as of the Issue Date of the Contract. In this hypothetical, the Benefit Amount received by the Annuitant would be $10,000 per year which is 5% of the Account’s value on the Exercise Date, which is larger than $5,000 per year which is 5% of the Account’s value on the Issue Date. As the Annuitant survived for twelve years following the occurrence of the Covered Event, the total Benefit Amount paid by us under the Contract would be $120,000 (which is 12 multiplied by the Benefit amount of $10,000).

HYPOTHETICAL 2 – Annuitant dies with value remaining in the Account
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year
Annuitant age at Death	83
Account’s remaining value at wealth Management Firm	$62,500

Total Benefit paid	$0

The above hypothetical shows a situation in which no Covered Event occurs because the Annuitant died prior to the reduction of the Account to zero. Because no Covered Event occurred prior to the Annuitant’s death, no Benefit Amounts are paid under this hypothetical.

HYPOTHETICAL 3 – Account’s value on Exercise Date is below that on the Issue Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$90,000

HYPOTHETICAL 3 – Account’s value on Exercise Date is below that on the Issue Date
Income Amount on the Exercise Date	$5,000 per year
Annuitant age when the Covered Event Occurs	85
Benefit Amount	$5,000 per year
Annuitant age at Death	92
Number of years the Benefit was paid	7
Total Benefit paid	$35,000

The above hypothetical shows a situation in which a Covered Event has occurred and the value of the Account on the Exercise Date is less than the value of the Account as of the Issue Date of the Contract. In this hypothetical, the Benefit Amount received by the Annuitant would be $5,000 per year which is 5% of the Account’s value on the Issue Date, as that amount is greater than $4,500 per year which is 5% of the Account’s value on the Exercise Date. As the Annuitant survived for seven years following the occurrence of the Covered Event, the total Benefit Amount paid by us under the Contract would be $35,000 (which is 7 multiplied by the Benefit amount of $5,000).

HYPOTHETICAL 4 – Excess Withdrawal during Vesting Period
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Excess Withdrawal is taken at age 64, before the end of the Vesting Period
Account’s value after the Excess Withdrawal	$120,000
Excess Withdrawal Amount	$12,000
New Minimum Income Amount (reduced proportionally by 10%)	$4,500 per year*
Account’s value on the Exercise Date at age 65	$95,000
Income Amount on the Exercise Date (adjusted for Excess Withdrawal)	$4,500 per year

Annuitant age when the Covered Event Occurs	86
Benefit Amount	$4,500 per year
Annuitant age at Death	92
Number of years the Benefit was paid	6
Total Benefit paid	$27,000

*	Applying the proportional 10% adjustment due to the Excess Withdrawal reduces the payment by $500.

The above hypothetical shows a situation in which a withdrawal was made during the Vesting Period. All withdrawals during the Vesting Period are Excess Withdrawals. This Excess Withdrawal causes the minimum Income Amount to be recalculated based on the Account value after the Excess Withdrawal. We determine the reduction to the Income Amount by calculating the proportion of the Excess Withdrawal to the value of the Account after such withdrawal, and then reducing the Income Amount by that proportion. In this hypothetical, the Income Amount calculated on the Issue Date is $5,000 ($100,000 x 5%). It has been adjusted by the Excess Withdrawal (the withdrawal during the Vesting Period) by 10%, which is the proportion of the $12,000 Excess Withdrawal to the $120,000 value of the Account after the Excess Withdrawal occurred. The minimum Income Amount before the impact of the Excess Withdrawal is $5,000. Applying the 10% adjustment to the $5,000 Guaranteed Income Amount reduces the minimum Income Amount by $500, which means it is reduced in this hypothetical from $5,000 to $4,500. On the Exercise Date, the initial Income Amount is calculated based on the higher of the Account’s value on the Issue Date (reduced by the 10% impact of the Excess Withdrawal) and the Account’s value on the Exercise Date (also reduced by the 10% impact of the Excess Withdrawal). In this case, that results in the initial Income Amount of $4,500, which is the result when calculated at both the Issue Date, adjusted for the Excess Withdrawal, and the Exercise Date. Given that the Annuitant survives the hypothetical

Covered Event in the above example by six years, this would result in a total Benefit Amount payment of $27,000 by us under the Contract (which is 6 multiplied by the Benefit amount of $4,500).

HYPOTHETICAL 5 – Partial Excess Withdrawal after the Exercise Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	65
Account’s value on the Exercise Date	$125,000
Income Amount on the Exercise Date	$6,250
Excess Withdrawal is taken at age 73, after the end of the Vesting Period
Account’s value at the time of the Excess Withdrawal	$135,000
Total Withdrawal Amount	$10,000
Excess Withdrawal Amount (reduces Income Amount proportionally)	$3,750 (3%)
Ratio of Excess Withdrawal to Account’s value minus the Total Withdrawal (3,750/125,000)	(3%)
Reduction to Income Amount (3% of 6,250)	$187.50
Account’s value (after Total Withdrawal)	$125,000
New Income Amount (adjusted for Excess Withdrawal)	$6,062.50 per year

Annuitant age when the Covered Event Occurs	84
Benefit Amount	$6,062.50 per year
Annuitant age at Death	89
Number of years the Benefit was paid	5
Total Benefit paid	$30,312.50

The above hypothetical shows a situation in which an Excess Withdrawal is taken following the end of the Vesting Period. In this hypothetical, the Income Base calculated with respect to the Account’s value on the Issue Date is $100,000. The Income Amount based on that amount would be 5% of $100,000, which is $5,000. However, the Income Base calculated with respect to the Account’s value on the Exercise Date is $125,000. The Income Amount based on that amount would be 5% of $125,000, which is $6,250. Since the $6,250 is higher than the $5,000 amount, the initial Income Amount set on the Exercise Date is $6,250. This withdrawal is composed of $6,250, which is the Income Amount in that Income Year and a $3,750 Excess Withdrawal. The Account’s value after the Excess Withdrawal is $125,000. The ratio of the Excess Withdrawal of $3,750 to $125,000 is 3%. Reducing the Income Amount by 3% results in a new Income Amount of $6,062.50 going forward after the Excess Withdrawal. As in this example the Annuitant survives the Covered Event by five years, we would pay a total benefit of $30,312.50 under the Contract (which is 5 multiplied by the Benefit Amount of $6,062.50).

HYPOTHETICAL 6 – Contribution to the Account after the Exercise Date
Annuitant age on the Issue Date	62
Account’s value on the Issue Date	$100,000
Minimum Income Amount	$5,000 per year
Annuitant age on the Exercise Date	70
Account’s value on the Exercise Date	$200,000
Income Amount on the Exercise Date	$10,000 per year
Additional contribution is made at Annuitant’s age 69
Additional Contribution amount	$300,000

HYPOTHETICAL 6 – Contribution to the Account after the Exercise Date
Age when the Additional Contribution becomes an Eligible Contribution	71
Minimum Income Amount from the Additional Contribution at age 71	$15,000 per year
New Income Amount at age 71	$25,000 per year

Annuitant age when the Covered Event Occurs	83
Benefit Amount	$25,000 per year
Annuitant age at Death	90
Number of years the Benefit was paid	7
Total Benefit paid	$175,000

The above hypothetical shows a situation in which an additional contribution is made after the Exercise Date. This additional contribution results in an increase to the Income Amount when the additional contribution vests as an Eligible Contribution. Each contribution to the Account has its own two-year Vesting Period from the date of the additional contribution. In this hypothetical, the Eligible Contribution of $300,000 increases the Income Amount from $10,000 per year to $25,000 per year. As this hypothetical Annuitant survives a Covered Event by seven years, we would pay a total benefit of $175,000 under the Contract (which is 7 multiplied by $25,000).

Target Portfolio Investment Guidelines

The Contract we are offering is unusual in that the protection we provide is in relation to an Account you maintain at a Financial Firm that is wholly independent from us. We are not a party to your relationship with the Financial Firm, and we do not directly or indirectly manage your Account. However, we do require that the Financial Firm that manages your Account be approved by us. Moreover, as part of the process of approving an application for a Contract, we will review the specific investment guidelines associated with your Account. The specific investment guidelines for your Account must conform to the target portfolio investment guidelines described above under Overview, Target Portfolio Investment Guidelines.

While our agreement with your Financial Firm may delineate acceptable or unacceptable types of assets for use in your Account, we do not delineate specific assets in which you may or may not invest. Your Financial Firm has a fiduciary obligation to manage your Account in your best interest and in accordance with your investment goals and risk tolerance.

We will monitor your Account for compliance with the target portfolio investment guidelines not less frequently than monthly, and may do so more frequently. We will notify you – or confirm that your Financial Firm notifies you – if your Account no longer conforms to the target portfolio investment guidelines. In that case, we expect the breach to be cured within the Cure Period. Our notice about this to you will be electronic, unless you have elected to receive paper notices from us. We have the right to terminate your Contract if any such breach of the target portfolio investment guidelines is not resolved within the Cure Period.

Financial Firms

Approved Financial Firms will change from time to time. A list of approved Financial Firms is available on our website at www.meritlife.com.

Please consult with your Financial Firm to determine which model portfolios, custom portfolios, or both, your Financial Firm provides which are managed in compliance with the target portfolio investment guidelines. Depending on your Financial Firm, the service offerings that your Financial Firm provides may change from time to time and may include Accounts managed in accordance with model portfolios, custom portfolios or combinations of both. Once we have issued you a Contract, the investments held in your Account will not cause your Contract to be terminated so long as those holdings remain within the target portfolio investment guidelines discussed above.

Termination of our Agreement with your Financial Firm

It is possible that, at some time before a Covered Event, our agreement with your Financial Firm may end. We will notify you of the termination of our agreement and you have 30 days from the date of such notice to transfer your Account to a different Financial Firm that has an agreement with us to continue your Contract. If your Account is not moved to a different Financial Firm within such 30-day period, your Contract will be terminated as of the end of the Cure Period. If our agreement with your Financial Firm ends before a Covered Event, you may not be able to transfer your Account and continue your Contract (see “Portability” below). If such a transfer is not possible or if we are not informed in accordance with our requirements of your election to continue your Contract in relation to your Account at a new Financial Firm with which we have an agreement, we will terminate your Contract.

If a Covered Event has occurred and we are paying Benefit Amounts, the ending of our agreement with your Financial Firm has no impact on our continuing obligation to pay such Benefit Amounts.

Portability

If you move your Account to a Financial Firm with which we have an agreement in relation to this type of Contract, you may continue your Contract. Such transfer will not affect your Contract or any of your Contract’s features, such as the Vesting Period for the Contract, the Issue Date, or any contribution to your Account, the Income Base or the Income Amount; provided that the dollar value of your Account as of the date you open your Account at your new Financial Firm equals the dollar value of your Account as of the date that your account transferred from your prior Financial Firm.

The ownership and Annuitant designations of your Contract as of the date you close your Account at your prior Financial Firm both must be the same on the date you open your Account at your new Financial Firm. Also, we need to be informed by you or, on your behalf, your new Financial Firm that you are electing to continue your Contract in relation to the Account at the new Financial Firm. We must receive notice of your election to do so on or before the date you close your Account at your Financial Firm. The opening of your Account and your election to continue the Contract at the new Financial Firm must be completed within thirty days of closing your Account at your Financial Firm.

There are consequences to your Contract if the dollar value of your Account as of the date you open your Account at your new Financial Firm differs from the dollar value of your Account as of the date you close your Account at your prior Financial Firm, as follows:

a.

If the dollar value at the new Financial Firm is higher, we will treat the increase as a contribution to your Account, and a Vesting Period will apply to that contribution as it would to any other contribution to your Account.

b.	If the dollar value at the new Financial Firm is lower, we will treat the decrease as a withdrawal, which will have the same impact on your Income Amount and Benefit Amount as any other withdrawal.

If you do wish your Contract to continue after transferring your Account to a new Financial Firm, you and your Account must comply with the terms of our agreement with your new Financial Firm, a form of which is filed as an exhibit hereto. Other than as set forth above, the transfer of your Account to a new Financial Firm will have no effect on your Contract.

We cannot guarantee that at the time you wish to transfer your Account we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or that you will find such other financial firm acceptable. If you transfer your Account to a financial firm with which we do not have an agreement, we will terminate your Contract.

A situation could arise, such as the termination of our agreement with your Financial Firm, where you would need to transfer your Account to a different financial firm within thirty (30) days in order to continue your Contract. We will notify you if this occurs. Our notice to you will include either a list of financial firms with which we have an operating agreement or a link to such a list, depending on whether you have elected electronic or paper communications. Again, we cannot guarantee that at such time we will have an agreement in effect regarding this type of Contract with any other financial firm, that any financial firm with which we have an agreement will be willing to have you as its client or which you find acceptable. Should continuation of your Account at your existing Financial Firm no longer be possible and a transfer of your Account to a different financial firm not be acceptable to you or be possible, for whatever reason, we will terminate your Contract.

Delivery of Payments

After the Covered Event we will deliver payments electronically to an account for the benefit of the Annuitant at the financial institution that you designate. We reserve the right to reduce each payment by a $20.00 payment processing fee if an alternate form of delivery is elected. Payments will be made monthly.

Age

The minimum age of the Annuitant for purchase of a Contract is 45. The maximum age of the Annuitant for purchase of a Contract is 85. We may require proof of the Annuitant’s age at any time.

Misstatement of Age

If the Annuitant’s age has been misstated: (a) we will adjust the Contract to what it would have been had we been provided the correct age as of the Issue Date; (b) we will recover all payments made in error if the Covered Event has occurred; and (c) we will adjust any other provision as needed to conform to the facts.

Electronic Delivery of Documents

Wherever permitted, we will provide the Contract and any reports electronically; however, you may elect to receive paper documents and reports. Information distributed through electronic means will comply with SEC guidance and the intended recipients will receive equivalent information as they would have received in paper form.

Death of the Owner

If the Owner who is the Annuitant dies, the Contract ends. If an Account owner who is not the Annuitant, such as the Annuitant’s spouse, dies, we require that the ownership designation of your Contract be changed to match the change to the ownership of your Account resulting from such death. Upon death of the Annuitant assets in the Account remain with your Financial Firm, and the inheritance of those assets is determined in accordance with any arrangements you have made for inheritance of the Account.

Our Right to Amend the Contract

The Contract is intended to be treated as an annuity under the Code and is not intended to affect the treatment of your Account under the Code. The provisions of this Contract are to be interpreted to maintain such treatments. If needed to maintain such treatments, we may amend your Contract. We will send you a copy of any such amendment. You must inform us in a form designated by us (which may include email, mail, phone, etc.) in the notice of the amendment if you refuse to accept such amendment. Any such refusal may result in adverse tax consequences. We also may amend your Contract to add or modify provisions required by any applicable state insurance department, legislation, judicial decree or regulatory order.

Non-Participating

The Contracts do not represent ownership interests in Merit; therefore, neither you nor the Annuitant share in the Company’s profit or surplus.

Distribution of the Contracts

We have engaged INTE Securities, LLC (“INTE”) to act as principal underwriter for the distribution of the Contracts. Some of our administrative office personnel who may sell these Contracts to clients of the Financial Firms may be registered representatives of the principal underwriter. INTE is organized as a corporation under Florida law. We have agreed to pay INTE a fee of $100,000 for their services as principal underwriter. We have a best efforts arrangement under which INTE is required to take and to pay for only such securities as they may sell to the public.

INTE is registered as a broker-dealer under federal law with the SEC under the Securities Exchange Act of 1934, as amended, as well as with the securities commissions of the states in which it operates. It is a member of the Financial Industry Regulatory Authority (“FINRA”). More information about INTE is available through FINRA as www.finra.org or by calling 800-289-9999.

We do not compensate any Financial Firm or any of their personnel, including the financial advisors who work directly with clients, or any affiliate of a Financial Firm or any representatives of such affiliates, for making available Contracts and educating clients about the Contracts. We may compensate Financial Firms and other business partners for their role in administering Contracts, including: (a) providing us with the information we need to administer the Contracts; and (b) assessing our periodic Fees and forwarding them to us. Such compensation may include both a flat amount and a percentage of the value of the applicable Accounts.

Financial Strength

One important criterion state insurance departments use to assess the financial strength of the companies they regulate are risk-based capital (“RBC”) ratios. These measure the relationship of an insurer’s capital to the risks inherent in the types of liabilities it incurs based on the types of insurance on its books. When such ratios fall below regulatorily stipulated levels, that provides an indication to insurance departments that an insurer in that circumstance may require enhanced regulatory review and, possibly, intervention.

Merit was purchased from its prior owners on December 31, 2019. Our RBC ratio as of December 31, 2019 reflects our capital in relation to the legacy policies on our books that we inherited from our prior owners. Going forward, we expect our RBC ratio will relate primarily to the liabilities created by the sale of the Contracts. We will strive to maintain strong RBC ratios primarily through additions to capital from future earnings.

In addition, we have been provided a capital maintenance agreement (“CMA”) by 777 Partners, LLC (“777”). 777 is a large, diversified investment firm, which owns 37.5% of the economic interest in Brickell, the ultimate parent of Merit. The CMA commits 777 to provide capital needed to maintain Merit’s RBC/CAL (company action level) ratio at 350%. Risk-Based Capital is the amount of statutory equity required to support the business of Merit, and is principally a function of four factors: (i) the quality of the assets invested to support insurance and annuity reserves; (ii) the mortality and other insurance-related risks; (iii) the interest-rate risk resulting from potential mismatching of assets and liability durations; and (iv) general business risks. Maintaining our RBC/CAL ratio at 350% is in excess of the required RBC/CAL ratio mandated by the state insurance departments in the states in which we do business.

Administration of the Contracts

We have entered into agreements with Financial Firms to provide the information we need to issue and administer the Contracts and collect our Fees. We also may have agreements with certain vendors that provide us with software support and programs that enable us to administer the Contracts. We compensate such vendors for their services.

Group Contracts

We may issue the protection described in this Prospectus pursuant to a group contract. If that is the case, we issue you a certificate outlining your rights and obligations as a certificate holder under the group contract rather than as an owner of an individual contract. Those rights and obligations are the same as those applicable to owners under an individual contract. Should the group contract be terminated for any reason, we will stop enrolling group members as new purchasers.

Notice to Us

Any required notice to us must be received at our Administrative Office – 2 Corporate Drive, Suite 760, Shelton, CT, 06484. We may accept written or electronic notice, which may be via the Internet or over the telephone. Our email address is customerservice@meritlifegroup.com. You also may contact us through our website –http://meritlifegroup.com. Notices must meet our applicable requirements, which includes the information we need to carry out the transaction requested and sufficient information to verify your identity.

Change of Designation and Transfer

You may not change the Annuitant designation of a Contract.

In the event that the ownership designation of your Contract is changed, we require such change to match any change to the ownership designation of your Account. However, we retain the right to terminate your Contract if such changed ownership designation does not meet our underwriting requirements or would violate applicable law or regulations.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of U.S. Federal income tax implications of the Contracts. It is based on our interpretation of current law and regulations. This discussion does not cover every possible situation or circumstance. In addition, we are not providing any discussion of potential tax implications under applicable state, local or other jurisdiction’s income tax laws. We are not providing any discussion of potential consequences of gift, estate or inheritance tax laws or any other potential tax consequences. Actual tax consequences depend on your particular circumstances. We also do not address the tax implications of your Account.

We can give no assurance that the Internal Revenue Service (“IRS”) will agree, whether now or in the future, with our interpretations of the income tax implications of the Contracts or the effect, if any, of the Contracts on the tax treatment of your Account. We can give no assurance that any court will agree with our interpretations or any interpretation provided by your Financial Firm should any such interpretation be challenged by the IRS.

Tax laws, regulations and interpretations may change over time and affect the tax treatment of your Contract and/or your Account.

You should consult your own qualified tax advisor regarding potential tax implications of owning a Contract in your particular circumstances.

We intend to treat Contracts as annuity contracts under Federal income tax law. In coming to this conclusion, we have reviewed various private letter rulings (“PLRs”) issued by the IRS.1 Similar to the facts in the PLRs, Merit will issue Contracts to purchasers who maintain their Account with Financial Firms with which Merit has an agreement. All Financial Firms will be unrelated to Merit. Contracts will be issued to each purchaser, evidencing Merit’s promise to pay a fixed stream of payments to the Annuitant for life if the value of the investment account is reduced to zero during the lifetime of the Annuitant (“Covered Event”) due to making certain withdrawals. The assets in the Account will be managed by your Financial Firm. The amount of the payments if a Covered Event occurs (“Benefit Amount”) depends upon the value of the investment account at the time of the first withdrawal from the Account. The contract provides that the owner will be able to withdraw up to 5% of the value of the Account (“Income Amount”). The Income Amount may subsequently increase due to additional contributions or may decrease due to Excess Withdrawals. If the owner takes Excess Withdrawals, the Income Amount and future Benefit Amounts which may be paid will be proportionately reduced. To the extent the investment account is reduced to zero due to withdrawals during the life of the Annuitant, Merit will pay Benefit Amounts to the Annuitant equal to the Income Amount at the time the value of the investment account becomes zero for reasons other than Excess Withdrawals. The way in which the Merit Contracts will operate are substantially similar to the facts in the PLRs issued with respect to other contingent deferred annuities. On this basis, we believe that the Merit Contracts will be treated as annuities within the meaning of Code Section 72.

Federal tax law may be interpreted by the IRS to require that some benefit amount be paid once the Annuitant reaches a certain age to be specified in the Contract for the Contract to be considered an annuity. Since we require that you take your first withdrawal not later than the Annuitant’s 95th birthday, we believe we are in compliance with such an interpretation.

The tax treatment of a Contract and certain transactions in relation to the Contract depend on whether the Contract is issued in conjunction with a “non-qualified” or a “qualified” Account. A non-qualified Account is one that is not being held as part of a tax preferred retirement plan such as Individual Retirement Account (“IRA”), a Roth IRA, a 403(b) plan, a 457 plan, a 401(k), etc. We issue Contracts in conjunction with non-qualified Accounts and in conjunction with IRAs and Roth IRAs.

[1]

See PLR 200949007 (July 30, 2009); PLR 200949036 (July 30, 2009); 201001016 (January 8, 2010); 201105004 (February 4, 2011); 201105005 (February 4, 2011); PLR 201117012 (April 29, 2011); 201117013 (April 29, 2011); 201128017 (July 15, 2011); 201129029 (July 22, 2011).

As to Contracts established in conjunction with non-qualified Accounts:

•	We treat your Contract as separate and apart from your Account for income tax purposes.

•

Your Contract must be owned by you, you and your spouse, or an entity, such as a trust, acting as agent for a natural person. We do not opine on whether an entity owner will be considered by the IRS to acting as agent for a natural person.

•

We expect the fact of there being a Contract held in conjunction with your Account will not have any impact on the tax treatment of your Account or the treatment of any distributions, redemptions, dividends, dispositions of assets, holding periods or other potential transaction in or from your Account.

•	We expect that amounts taken from your Account to pay our Fees will be treated for income tax purposes the same as any other redemption or withdrawal from such Account.

•

We intend to report Benefit Amounts paid pursuant to Contracts held in conjunction with non-qualified Accounts as subject to annuity “exclusionary rules”. These rules treat a portion of each Benefit Amount payment as a return of the tax basis in the Contract (until all such tax basis is returned). That portion considered a return of tax basis is called the “exclusionary amount” and is treated as non-taxable. Your total tax basis in your Contract would be the sum of all Fees paid for the Contract. The portion of each Benefit Amount above the exclusionary amount will be reported as ordinary income. Once all the tax basis has been returned, the entire amount of each Benefit Amount will be reported as ordinary income.

As to Contracts issued in conjunction with qualified Accounts:

•

We consider your Contract to be held by the entity established as an IRA or Roth IRA. We will rely on the representations of your Financial Firm that such entity qualifies as an IRA or Roth IRA. We are not responsible for administering such entity in a fashion that complies with the requirements for an IRA or Roth IRA.

•	We expect that our Fees taken from your Account will not be treated as distributions from your IRA or Roth IRA for tax purposes.

•	Any amounts you withdraw to meet required minimum distributions for your Account will not be treated as Excess Withdrawals.

•	We expect to report all Benefit Amounts for Contracts issued in conjunction with qualified Accounts as ordinary income.

•

We cannot guarantee that any Financial Firm or other financial institution acting as trustee or custodian for the IRA trust or custodial account holding your Contract will continue to be able and/or willing to act in such role while your Contract is in effect. This may be the case if and when we begin to pay Benefit Amounts. Should you want or need to transfer your Contract held in an IRA or Roth IRA trust or custodial account to a different IRA or Roth IRA trust or custodial account in a manner that does not trigger then current taxation, such transfer should be accomplished pursuant to the law and the regulations of the Internal Revenue Service in effect at the time of the transfer. Currently, transfers that do not trigger a taxable event are either a “trustee-to-trustee” transfer or a rollover where your Contract is transferred to you and you transfer it to a new applicable trust or custodial account within a 60-day period.

Should you elect to use bank drafting to pay our Fee, the amounts you pay may be treated as contributions to your IRA or Roth IRA. If so, such contributions would be subject to rules as to your eligibility to make contributions at that time, and to the annual limits on contributions.

Tax Withholding. Before the occurrence of a Covered Event, taxes will typically be withheld by your Financial Firm. Following the occurrence of a Covered Event, we will withhold such tax payments. Generally, federal income tax is withheld from the taxable portion of withdrawals at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Special withholding rules apply to United States citizens residing outside the United States and to nonresident aliens.

Required Minimum Distributions. Generally, qualified Accounts (except for Roth IRAs) are subject to lifetime required minimum distributions. For IRAs, you must begin receiving required minimum distributions by April 1 of the year following the year in which you reach age 72 (701/2 for individuals who attained age 701/2 before January 1, 2020). There is a 50% penalty tax on the undistributed amount if you fail to take required minimum distributions.

The required minimum distribution rules require that the entire interest in the qualified Account generally must be distributed not later than the required beginning date or distributed, beginning not later than the required beginning date, over your life or the life expectancy of the owner, or the joint lives or joint life expectancy of you and your designated beneficiary. These requirements do not apply to a Roth IRA during the owner’s life. If you have more than one IRA, you must determine the required minimum distribution separately for each IRA based on the account balance and beneficiary of each IRA. Required minimum distributions may be taken from one or more of the other IRAs that you own, to the extent permitted under federal tax law. We calculate the required minimum distribution based solely on your qualified Account’s value for purposes of determining whether a withdrawal from your qualified Account is to be treated as an Excess Withdrawal.

CARES Act. On March 27, 2020, President Donald J. Trump signed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) into law. Among other provision, the CARES Act includes temporary relief from certain tax rules applicable to qualified accounts, such as IRAs and Roth IRAs that may own Contracts. This temporary relief relates to required minimum distributions, loans, and other matters.

SECURE Act. The Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) makes significant changes to certain distribution provisions for individual retirement accounts and individual retirement annuities. The effective date for many of the provisions was January 1, 2020.

Increase in RMD Age. For plan participants who attain age 70-1⁄2 after 2019 (i.e., were born on or after July 1, 1949), the age at which you must begin taking Required Minimum Distributions has increased to 72. This change does not affect individuals who attained age 70-1⁄2 before January 1, 2020.

Seek Tax Advice

The above description of federal income tax consequences of the different types of arrangements which may be covered by a Contract offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. Any person considering the purchase of a Contract in connection with an arrangement described above should first consult a qualified tax advisor, with regard to the suitability of the Contract for such arrangement.

OTHER TAX MATTERS

Continuation upon the Death of an Owner

We permit naming spouses as joint owners of a Contract; however one spouse must be designated as the Annuitant. If the spouse Account owner who is named as the Annuitant dies, your Contract ends. If the spouse Account owner who is not named as the Annuitant dies before the spouse Account owner who is the Annuitant, the Contract will continue. We require that the ownership designation of your Account be modified to match any change to the ownership designation of the Account subsequent to the death of the owner who was not named as Annuitant. The Contract does not have any cash or surrender value, or provide a death benefit.

Medicare Tax

Distributions from nonqualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or the entire taxable portion of distributions (e.g., earnings) from a Contract to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately). We are required to report distributions made from nonqualified annuity policies as being potentially subject to this tax. While distributions from Qualified Accounts are not subject to the tax, such distributions may be includable in income for purposes of determining whether certain Medicare Tax thresholds have been met. Please consult a tax advisor for more information.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.

MANAGEMENTS DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Merit is a life and health insurance company and is licensed in 45 states, the District of Columbia, and the U.S. Virgin Islands. Merit was redomesticated to Texas from Indiana on January 28, 2019.

Merit was purchased by Brickell from Springleaf Finance Corporation in a transaction that closed on December 31, 2019. Brickell was formed in December 2018 by 777 for the purpose of making investments in insurance carriers. 777 is a diversified financial services holding company with a core focus on long term investments in the insurance industry. Leadenhall Capital Partners LLP (“Leadenhall), a $5.5 billion assets under management United Kingdom investment manager wholly focused on investments in insurance linked strategies, is a co-investor in Brickell. Steven W. Pasko, co-founder and co-managing partner at 777, is the sole managing member of Brickell through MTCP LLC, and is thus the controlling shareholder of Merit. See Organization Chart on page 34 for more detail on our ownership structure.

Prior to the purchase of Merit by Brickell, the ultimate parent company of Springleaf Finance Corporation, OneMain Holdings, Inc. (“OMH”), transitioned the underwriting of products sold through the OMH branch network from Merit to an affiliate of OMH. Due to this transition, Merit ceased writing new business in jurisdictions and the business in Merit at the time of its purchase by Brickell was in run-off. As part of the acquisition of Merit by Brickell, most of the business in run-off was reinsured pursuant to the Reinsurance and Transfer Agreements described below under Business, 2019 Stock Purchase Agreement and Related Agreements. There are a few group annuity contracts in run-off that were issued or assumed by the Company from American International Group, Inc. which remain with the Company. These are described below under Business, Our Product.

Additionally, in connection with the acquisition of Merit by Brickell, 777 entered into a Capital Maintenance Agreement with Merit. The Capital Maintenance Agreement provided by 777 stipulates that 777 will provide capital to Merit to ensure that its Risk Based Capital / Company Action Level ratio is at least 350%.

Our primary business going forward will be the issuance and administration of the Contracts. The Contracts provide income protection on wealth management accounts and provide income protection for life. Merit does not pay commissions. The fee for the Contracts is a fixed percentage of the value of the client’s Account at the Financial Firm and is assessed quarterly. This fee is fixed for the life of the Contract.

Financial Position as of and for the years ended December 31, 2020 and 2019

All financial information presented in this Form S-1 has been prepared in accordance with Statutory Accounting Principles (“SAP”) developed by the National Association of Insurance Commissioners and adopted by the Texas Department of Insurance. These accounting principles differ from accounting principles generally accepted in the United States of America (“GAAP”), which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

Admitted Assets
	2020	2019	change
Investments
Bonds, at amortized cost	$51,293	$46,175	$5,118
Common Stocks	2,156	3,994	(1,838)
Cash and Short-term Investments	4,422	5,972	(1,550)
Other Invested Assets	894	—	894
Receivable for Securities	105	—	105

Total Cash and Investments	58,870	56,141	2,729
Investment Income Due and Accrued	470	400	70
Other amounts receivable under Reinsurance Contracts	—	2	(2)
Deferred Tax Asset	146	219	(73)
Guaranty Funds receivable or on deposit	484	425	59
Aggregate write ins for other than Invested Assets	268	1,761	(1,493)

Total Admitted Assets	$60,238	$58,948	$1,290

Liabilities, Capital and Surplus Funds

	2020	2019	change
Aggregate Reserve for Life Contracts	$30,975	$33,194	$(2,219)
Other Reinsurance payable	717	674	43
Interest Maintenance Reserve	99	109	(10)
General Expenses Due and Accrued	808	—	808
Taxes licenses and Fees Due and Accrued	122	97	25
Current Federal Income Taxes	—	1,562	(1,562)
Asset valuation reserve	556	528	28
Payable to parent subsidiaries and affiliates	5	0	5
Aggregate write-in for liabilities	1,955	2,590	(635)

Total Liabilities	35,237	38,754	(3,517)

Common Capital Stock	2,500	2,500	—
Gross Paid-in and Contributed Surplus	28,983	16,568	12,415
Unassigned funds	(6,482)	1,126	(7,608)

Surplus	22,501	17,694	4,807
Capital and Surplus	25,001	20,194	4,807

Liabilities, Capital and Surplus	60,238	58,948	1,290

Assets

At December 31, 2020, we had a total net admitted assets of $60.2 million compared to total net admitted assets at December 31, 2019 of $58.9 million.

Invested Assets

Invested Assets increased by $2.7 million at December 31, 2020 compared to December 31, 2019 reflecting additional capital contributed by Brickell Insurance Holdings (BIH) during the year 2020. BIH made $12 million in capital contributions to Merit during 2020 to fund its costs during the year and to keep its capital and surplus level above $25 million. Merit has not yet started to produce business. The Company and 777 Partners LLC (777) entered into a capital maintenance agreement, whereby 777 will maintain the Company’s “total adjusted capital” in an amount at least equal to 350% of the Company’s “company-action-level risk-based capital” as those terms are defined in the insurance laws of the State of Texas. Merit expects to begin offering its product upon effectiveness of this registration statement. Merit also is in the process of and obtaining state approvals for its product filings in the jurisdictions in which it is licensed where approval has not yet been obtained.. Merit expects to be underwriting business by the second quarter 2021 and it expects to record positive operating cash flow from its business by the end of 2021.

Aggregate Write-ins for other than Invested Assets

At December 31, 2019, Merit had a receivable from its former owner for $1.9 million that was satisfied by payment in April 2020. At December 31, 2020, the balances in the caption represent premium tax receivable assets of $94 thousand and balance due from affiliates aggregating to $174 thousand.

Liabilities

Aggregate Reserve for Life Contracts and Life Contract Claims

The benefit reserves for Merit decreased by $2.2 million from December 31, 2019, primarily due to benefit payments made to insureds partially offset by the unwinding of a discount embedded in the benefit reserves. The benefit reserves at Merit are not from its current underwriting activities but rather represent legacy liabilities from the Company’s prior owners. Such reserves are being maintained by the current owners of Merit as part of the acquisition agreement.

Current Federal Income Taxes

The balance decreased by $1.6 million from December 31, 2019, as the balance at year-end 2019 was associated with the final taxes due by the former owners of the Company. Such items were settled on Merit’s behalf in 2020.

Results of Operations

Merit’s operating results for the years ended December 31, 2020 and 2019 were as follows ($000s):

	2020	2019	Change
Premiums	$—	($179,250)	$179,250
Net Investment Income	1,562	6,055	(4,493)
Other Income	28	14,791	(14,763)
Commissions and Expense Allowances	—	13,013	(13,013)
Change in Reserves and Operating Deductions	(7,284)	(182,801)	(190,085)

Net Gain from Operations	(5,694)	37,410	(43,104)
Taxes	—	13,649	(13,649)

Net (Loss) Gain from Operations before Realized Capital Losses	(5,694)	23,761	(29,455)
Realized Capital Gains (Losses)	(1,975)	(123)	(1,852)

Net (Loss) Income	$(7,669)	$23,638	($31,307)

Merit has not been an active underwriting company in either 2019 or 2020. The large premiums ceded in 2019 represent transactions with a former affiliated company to remove a substantive portion of Merit’s then existing loss reserves. This transaction was executed by the former owners of Merit in order for BIH to purchase Merit with a significantly reduced balance sheet. In addition, the cession of these liabilities to a former affiliate of Merit permitted the prior owners to take capital from Merit in the form of dividends in 2019. As previously noted, BIH is not permitted to take dividends without prior approval of the Texas Department of Insurance until after December 31, 2022, a period of three years after the purchase of Merit by BIH.

Liquidity and Capital Resources

Merit’s cash flow for the years ended December 31, 2020 and 2019 were as follows ($000s):

	2020	2019	Change
Premiums Received	$—	($22,300)	$22,300
Net Investment Income Received	1,574	7,571	(5,997)
Miscellaneous Income	16	(68)	84
Total	1,590	(14,797)	16,387
Benefits Paid	(3,849)	(11,901)	8,052
Operating Expenses	(4,872)	89	(4,961)
Federal Income Taxes Paid	(1,494)	(13,354)	11,860

Net Cash from Operations	(8,625)	(39,963)	31,388
Proceeds from Investments	13,114	173,079	(159.965)
Cost of Investments	(19,320)	(1,562)	(17,758)
Capital and Paid-in Surplus	12,154	2,502	9,652
Dividends to Stockholders	—	(140,000)	140,000
Other, net	1,127	(4,824)	5,950

Net decrease in Cash and Short-Term Investments	$(1,550)	($10,767)	$9,217

Cash Flows

Operating cash flows improved by $9.2 million for the year ended December 31, 2020 as compared the year ended December 3, 2019. In 2019, Merit liquidated a significant portion of its investment portfolio to fund the cession of premium and loss reserves noted above as well as to pay to Merit’s former owners a $140 million dividend during 2019. Merit’s cash flows in 2020 have been primarily to fund its operations as it develops its insurance products. Funding for these expenses has come from capital contributions made by BIH in 2020.

Liquidity

Merit expects to be writing insurance business by the second quarter of 2021, at which point it expects that the premium and fee cash flows will largely offset its production expenses. Merit also maintains sufficient operating cash to provide for expenses until it begins its underwriting.

As part of the Form A approval process, Brickell Insurance Holdings LLC agreed to not request any dividends from Merit for a period of three years.

In March 2021, BIH made a capital contribution of $1.8 million.

High Yield Financing, High Risk Investments and Other Unusual Transactions

Merit does not participate or have holdings involving high yield financings, high risk investments or unusual transactions that have had or are reasonably likely to have a material impact on its financial condition or results of operations

Off Balance Sheet Arrangements

The Company and 777 Partners LLC (“777”) entered into a capital maintenance agreement, whereby 777 will maintain the Company’s “total adjusted capital” in an amount at least equal to 350% of the Company’s “company-action-level risk-based capital” as those terms are defined in the insurance laws of the State of Texas.

BUSINESS

Our History

Merit Life Insurance Co. was founded and incorporated as a stock company in Evansville, Indiana in 1957 to write credit life, credit disability, term life and disability income insurance. Brickell purchased Merit from Springleaf Finance Corporation, the predecessor parent company to Merit, on December 31, 2019 for the purpose of offering lifetime income guarantees. Initially the type of guarantees to be offered will be the Contracts.

The Company is licensed in 45 states, the District of Columbia and the US Virgin Islands and is rated investment grade A- by AM Best. Brickell is a diversified insurance holding company. In the future we may pursue licenses in those states in which we are not licensed today.

As described below, substantially all of the Company’s business prior to December 31, 2019 was reinsured out of the Company as part of our purchase by Brickell.

Our Structure

*	MTCP LLC is a Florida vehicle holding investments for Steven W. Pasko.
**	The Leadenhall investment vehicles are managed by Leadenhall Capital Partners LLP.

2019 Stock Purchase Agreement and Related Agreements

In accordance with the terms of and subject to the conditions set forth in the Stock Purchase Agreement dated as of March 7, 2019 by and among Brickell Insurance Holdings, LLC and Springleaf Financial Corporation (“Springleaf”) (the “Stock Purchase Agreement”) pursuant to which Brickell acquired the Company from Springleaf, Springleaf took a number of actions (collectively, the “Reinsurance and Transfer Arrangements”). First, effective on or prior to the closing of the Stock Purchase Agreement, Springleaf caused Merit to enter into reinsurance agreements (the “Reinsurance Agreements”) with respect to all insurance policies and all certificates or other evidence of coverage that were written by the Merit on or prior to the closing of the Stock Purchase Agreement, with the exception of the Group Annuities Closed Block referenced below, with American Health and Life Insurance Company (“AHL”) and Triton Insurance Company (“Triton”), each a Texas-domiciled insurance company and affiliate of Springleaf. In addition, simultaneously with its entry into the Reinsurance Agreements, Merit entered into related administrative services agreements with each of AHL and Triton, pursuant to which each such company will assume the administration of all such policies ceded to it under the applicable Reinsurance Agreement (the “Administrative Services Agreements”). Prior to the Closing, each of AHL and Triton entered into trust agreements (the “Trust Agreements”) with a third-party trustee whereby AHL and Triton, as grantors, deposited assets with such trustee for the benefit of the Company in order to secure the grantors’ obligations to the Company under the Reinsurance Agreements.

Merit retains liabilities pertaining to a block of in-force group annuity contracts (the “Group Annuities Closed Block”) issued or assumed by the Company from American International Group, Inc.

Our Product

Our initial product will be made available only to clients of Financial Firms registered as investment advisors.

We expect most of the clients that will be interested in the lifetime guarantees we offer will be pre-retirees starting at age 45 and retirees up to age 85.

The client’s assets will continue to be managed by her or his advisor at the Financial Firm. The only amount to be paid for our product is a quarterly Fee assessed as a percentage of the value of any Account in conjunction with which we are providing the guarantee. The Financial Firms will deduct the Fee on our behalf and forward it to us. This Fee is separate and apart from any fee the Financial Firm charges for its services to its clients.

We will not compensate the Financial Firms or their advisors in connection with their client’s election to purchase the Contract. You may transfer your Account covered by a Contract from one Financial Firm with which we have a relationship to another Financial Firm with which we have a relationship without effecting our obligations to you under the Contract.

Our Contract is designed to address the same risk that is addressed by a rider to deferred variable and deferred fixed index annuities. This rider is known as a guaranteed lifetime withdrawal benefit. The risk this rider addresses is the risk of outliving the income stream provided by withdrawals from an account. Our guarantee is similar to guaranteed lifetime withdrawal benefits in that the insurance company only has to provide income payments if and when the person(s) upon whose life the benefit is based – an annuitant – outlives an income stream drawn from the applicable assets. In the case of guaranteed lifetime withdrawal benefits, those assets are held by an insurance company as the account value of a deferred annuity. In the case of the Contract, the assets are those of the client’s account at his or her Financial Firm.

Our product creates a risk for us in connection with the investment performance of each client’s wealth management account. The risk is that, if the investment performance of the Account is lower than that assumed in our pricing, the assets in Accounts will be depleted by regular income distributions faster than assumed and we will have to pay more in claims as a result. In order to reduce that risk, we will enter into an agreement with each Financial Firm as to which of that Financial Firm’s model investment portfolios may be used in relation with our guarantee. We do not dictate or recommend to the Financial Firms how client assets should be invested within the parameters of these model portfolios. We expect most of the investments to be in investment companies – mutual funds, exchange traded funds (commonly referred to as “ETFs”) or other types of investment companies. Both we and the Financial Firms will monitor the activity in the clients’ accounts to ensure compliance with the parameters of the model portfolios.

We expect there will be some variations in our product to comply with differing laws, regulations and regulatory interpretations in the jurisdictions in which we offer the Contract.

We are not required by the SEC’s proxy rules or regulations, or by the rules of any stock exchange, to provide an annual report to any contract holders. We do not intend to provide any annual reporting to contract holders.

We are engaging INTE to act as principal underwriter for the distribution of this security. This firm is independent from us.

As reflected in the statutory financial information included in this prospectus, most of the liabilities of the Company incurred before December 31, 2019 have been reinsured on a 100% coinsurance basis. The Group Annuities Closed Block remains with the Company. An independent insurance company has been engaged to provide administrative services in relation to the Group Annuities Closed Block.

Financial Strength

One important criterion state insurance departments use to assess the financial strength of the companies they regulate are risk-based capital (“RBC”) ratios. These measure the relationship of an insurer’s capital to the risks inherent in the types of liabilities it incurs based on the types of insurance on its books. When such ratios fall below regulatorily stipulated levels, that provides an indication to insurance departments that an insurer in that circumstance may require enhanced regulatory review and, possibly, intervention.

Merit was purchased from its prior owners on December 31, 2019. Our RBC ratio as of December 31, 2019 reflects our capital in relation to the legacy policies on our books that we inherited from our prior owners. Going forward, we expect our RBC ratio will relate primarily to the liabilities created by the sale of the Contracts.

We will strive to maintain strong RBC ratios primarily through additions to capital from future earnings.

In addition, we have been provided a capital maintenance agreement (“CMA”) by 777. 777 is a large, diversified investment firm, which owns 37.5% of the economic interest in Brickell, the ultimate parent of Merit. (Security Ownership of Certain Beneficial Owners and Management on page 49 for expected changes to ownership of Merit. This expected change will have no impact on the CMA). This CMA commits 777 to provide capital needed to maintain Merit’s RBC/CAL (company action level) ratio at 350%.

Competition

The Contracts are designed to provide a purchaser income payments for life in the event that his or her investment funds are depleted due to certain Covered Events. We don’t believe there are other products which provide an equivalent alternative to the Contracts. However, there are other products which offer similar features and should be viewed as competitive in a broad sense. For example, purchasers may obtain similar lifetime income payments through purchasing a traditional annuity. Traditional annuities typically provide for a stream of income payments beginning when the annuitant achieves a stated age, and continuing until the death of the annuitant. This income stream is guaranteed to be provided to the annuitant. By contrast, the Contracts provide for such income payments only if a Covered Event occurs. As such, it is possible that an Annuitant of a Contract will not receive any payout on the Contract.

Unlike the Contracts, traditional annuities involve an insurance company managing the underlying assets of an account and paying the annuitants a fixed return. The Contracts allow the purchaser and the applicable Financial Firm to continue to manage the assets upon which the Contract is issued, which affords the purchaser the ability to enjoy any upside investment performance on the Account together with downside protection in the form of the contingent income stream which will be provided in the event that the Account is reduced to zero during the life of the purchaser through covered distributions.

Potential purchasers may also elect not to purchase a Contract to protect their Account from future depletion. In such event, the potential purchaser will not be restricted to maintain the Account with a Financial Firm with which we have a relationship and will not be subject to the target portfolio investment guidelines applicable to an account protected by a Contract. However, if a potential purchaser does not elect to purchase a Contract, the potential purchaser would not be entitled to any Benefit Amounts which would have been payable under a Contract in the event that the potential purchaser’s Account is reduced to zero.

Employees

The current number of employees is 9.

Legal Proceedings

We are not a party to any material current or pending legal proceedings.

Administrative Platform

We have developed a proprietary platform – the Merit Operating Platform System (“MOPS”) - to support the administration of the Contracts. The MOPS platform allows us to connect with the operating platforms of the Financial Firms with which we partner in order to facilitate the exchange of information needed to support the Contracts. The MOPS platform is cloud-based and resides in a shielded environment that is encrypted to meet mandated security requirements. MOPS has been designed to support the life cycle of the Contracts, from the application process through the payment of Contract benefits. MOPS will also provide all relevant information regarding the status of each purchaser’s Contract back to the Financial Firms for inclusion in the statements and reports that the Financial Firms provide their clients. In addition to providing a positive client experience, MOPS is intended to allow us to obtain and prepare all information necessary for reporting purposes.

Changes in and Disagreements with Accountants

BKD, LLP had been engaged by the Company to act as auditors following the acquisition of the Company by Brickell on December 31, 2019. PriceWaterhouseCoopers LLP had previously served as the Company’s auditors prior to the acquisition by Brickell.

On March 12, 2021, the Company dismissed BKD and appointed Grant Thornton LLP (“GT”) to act as auditors of the Company for the year ended December 31, 2020. This change in auditor was approved by the board of the Company. For the fiscal years of the Company audited by BKD, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and BKD on any matters of accounting principals or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to BKD’s satisfaction, would have caused BKD to make reference thereto in their reports; and (ii) no “reportable events” within the meaning of Item 304(a)(1)(v) of Regulation S-K. Other than the fact that BKD’s report was qualified as it related to the Company’s financial statements being presented on a statutory, and not GAAP, basis, there were no other qualifications or adverse opinions contained in the prior reports of BKD. BKD has acknowledged in the letter filed as Exhibit 16.1 to this Registration Statement that there were no disagreements between the Company and BKD over accounting issues and that the reason for the replacement is to use the same auditor for the Company as for other affiliates of Brickell.

For the two most recent fiscal years, and any subsequent interim period prior to engaging GT, the Company did not consult with GT regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company, and GT did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

Regulation

Our business is subject to a number of federal and state laws and regulations. Our operations as a life insurance company are subject to extensive laws and governmental regulations, including administrative determinations, court decisions and similar constraints. The purpose of the laws and regulations affecting our operations is primarily to protect our policyholders. Many of the laws and regulations to which we are subject are regularly re-examined, and existing or future laws and regulations may become more restrictive or otherwise adversely affect our operations. State insurance laws regulate most aspects of our insurance businesses, and we are regulated by the insurance departments of the states in which we sell insurance policies. The National Association of Insurance Commissioners (NAIC) assists the various state insurance regulators in the development, review and implementation of a wide range of financial and other regulations over the insurance industry.

Insurance Regulation

We are licensed to transact business in all states and jurisdictions in which we conduct an insurance business. We are a Texas-domiciled life insurance company licensed to transact business in 45 states (other than Alaska, Vermont, New Hampshire, Massachusetts, and New York) as well as the US Virgin Islands and the District of Columbia. We intend to pursue licenses in all states in which we are not licensed. We are not licensed to transact business in Puerto Rico. State insurance laws regulate many aspects of our business. Such regulation is vested primarily in state agencies having broad administrative and in some instances discretionary power dealing with many aspects of our business, which may include, among other things, required reserve liability levels, permitted classes of investments, transactions among affiliates, marketing practices, advertising, privacy, policy forms, reinsurance reserve requirements, acquisitions, mergers, and capital adequacy, and is concerned primarily with the protection of policyholders and other consumers rather than stockholders. We are subject to financial and market conduct examinations by insurance regulators from our domiciliary states and from other states in which we do business.

State laws and regulations governing the financial condition of insurers apply to Merit, including standards of solvency, risk-based capital requirements, types, quality and concentration of investments, establishment and maintenance of reserves, required methods of accounting, reinsurance and minimum capital and surplus requirements, and the business conduct of insurers, including sales and marketing practices, claim procedures and practices, and policy form content. In addition, state insurance laws require licensing of insurers. State insurance regulators have the power to grant, suspend and revoke licenses to transact business and to impose substantial fines and other penalties.

Financial Review

We are required to file detailed annual and quarterly financial reports with the insurance departments in the states in which we do business, and our business and accounts are subject to examination by such agencies at any time. These examinations generally are conducted under NAIC guidelines. Under the rules of these jurisdictions, insurance companies are examined periodically (generally every three to five years) by one or more of the supervisory agencies on behalf of the states in which they do business.

Market Conduct Regulation

The laws and regulations governing our insurance businesses include numerous provisions governing the marketplace activities of insurers including regulations governing the form and content of disclosures to consumers, advertising, product replacement, sales and underwriting practices, complaint handling, and claims handling. State insurance regulators enforce compliance, in part, through periodic market conduct examinations.

Policy and Contract Reserve Sufficiency

We are required under Texas law to conduct annual analyses of the sufficiency of our life insurance and annuity statutory reserves. In addition, other states in which we are licensed may have certain reserve requirements that differ from those of Texas. In each case, a qualified actuary must submit an opinion each year that states that the aggregate statutory reserves, when considered in light of the assets held with respect to such reserves, make good and sufficient provision for the associated contractual obligations and related expenses of the insurer. If such an opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus. We have submitted these opinions without qualification as of December 31, 2019 to applicable insurance regulatory authorities.

Risk-Based Capital (RBC) Requirements

The NAIC has established a standard for assessing the solvency of insurance companies using a formula for determining each insurer’s RBC. The RBC model act provides that life insurance companies must submit an annual RBC report to state regulators reporting their RBC based upon four categories of risk: asset risk, insurance risk, interest rate risk and business risk. For each category, the capital requirement is determined by applying factors to various asset, premium and reserve items, with the factor being higher for those items with greater underlying risk and lower for less risky items. The formula is intended to be used by insurance regulators as an early warning tool to identify under capitalized companies for purposes of initiating further regulatory action. Companies that do not maintain total adjusted risk-based capital in excess of 200% of the company’s authorized control level risk-based capital may be required to take specific actions at the direction of state insurance regulators. At December 31, 2019, Merit had statutory equity in excess of 10 times the Authorized Control Level RBC. Merit believes that its statutory equity is more than sufficient to satisfy its foreseeable financial obligations.

NAIC Ratios

The NAIC is a voluntary association of state insurance commissioners formed to discuss issues and formulate policy with respect to regulation, reporting and accounting of insurance companies. Although the NAIC has no legislative authority and insurance companies are at all times subject to the laws of their respective domiciliary states, and to a lesser extent, other states in which they conduct business, the NAIC is influential in determining the form in which such laws are enacted. Model insurance laws, regulations and guidelines have been promulgated by the NAIC as minimum standards by which state regulatory systems and regulations are measured.

The NAIC also has established a set of 12 financial ratios to assess the financial strength of insurance companies. The key financial ratios of the NAIC’s Insurance Regulatory Information System, or IRIS, which were developed to assist insurance departments in overseeing the financial condition of insurance companies, are reviewed by experienced financial examiners of the NAIC and state insurance departments to select those companies that merit highest priority in the allocation of the regulators’ resources. IRIS identifies these key financial ratios and specifies a range of “unusual values” for each ratio. The NAIC suggests that insurance companies that fall outside the “usual” range in four or more financial ratios are those most likely to require analysis by state regulators. However, according to the NAIC, it may not be unusual for a financially sound company to have several ratios outside the “usual” range. For the year ended December 31, 2019, and 2020 the Company fell outside of the “usual” range for four of the IRIS ratios. In 2019 this discrepancy principally resulted from the transactions contemplated in the Stock Purchase Agreement and the Reinsurance and Transfer Agreements which closed on December 31, 2019, including with respect to changes in capital and surplus and net investment income. For 2020, the discrepancy predominately related to no new production due to the run-off of the legacy blocks of business and capital contributions made by BIH.

Statutory Accounting Principles (SAP)

SAP is a basis of accounting developed by U.S. insurance regulators to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with evaluating an insurer’s ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer’s domiciliary jurisdiction. Uniform statutory accounting practices are established by the NAIC and generally adopted by regulators in the various U.S. jurisdictions. These accounting principles differ somewhat from GAAP, which are designed to measure a business on a going-concern basis. GAAP gives consideration to matching of revenue and expenses and, as a result, certain insurer expenses are capitalized when incurred and then amortized over the life of the associated policies. The valuation of assets and liabilities under GAAP is based in part upon best estimate assumptions made by the insurer. Stockholders’ equity under GAAP represents both amounts currently available and amounts expected to emerge over the life of the business. As a result, the values for assets, liabilities and equity reflected in financial statements prepared in accordance with GAAP may be different from those reflected in financial statements prepared under SAP.

All of our liabilities prior to December 31, 2019 other than the Group Annuities Closed Block have been reinsured. We are initiating a new business strategy that differs substantially from that previously conducted.

State insurance laws and regulations require us to file with state insurance departments publicly-available quarterly and annual financial statements, prepared in accordance with statutory guidelines that generally follow NAIC uniform standards. State insurance laws require that the annual statutory financial statements be audited by an independent public accountant and that the audited statements be filed with the insurance departments in states where the insurer transacts business.

State Insurance Guaranty Funds Laws

In most states, there is a requirement that life insurers doing business within the state participate in a guaranty association, which is organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the written premium in the state by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover such paid assessments through full or partial premium tax offsets.

Life insurance company insolvencies or failures may result in additional guaranty association assessments against us in the future. At this time, we are not aware of any material liabilities for guaranty fund assessments that apply to us with respect to impaired or insolvent insurers that are currently subject to insolvency proceedings.

Regulation of Investments

We are subject to state laws and regulations that require diversification of its investment portfolios and limit the amount of investments in certain asset categories, such as below-investment grade fixed-income securities, equity real estate, mortgages, other equity investments, foreign investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus, and, in most instances, require divestiture.

Federal and State Legislative and Regulatory Changes

From time to time, various regulatory and legislative changes have been proposed for the insurance industry. Among the proposals that have in the past been or are at present being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the NAIC. We are unable to predict whether any of these proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted or the effect, if any, these developments would have on our business, financial condition and results of operations.

Other Laws and Regulations

USA Patriot Act and Similar Regulations

The USA Patriot Act of 2001, enacted in response to the terrorist attacks on September 11, 2001, contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to investment advisors, broker-dealers and other financial services companies, including insurance companies. The Patriot Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions to identify their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies, and share information with other financial institutions, require the implementation and maintenance of internal practices, procedures and controls.

Privacy of Consumer Information

U.S. federal and state laws and regulations require financial institutions, including insurance companies, to protect the security and confidentiality of consumer financial information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information and their policies relating to protecting the security and confidentiality of that information.

Federal Income Taxation

The U.S. Congress and state and local governments consider from time to time legislation that could increase or change the manner of taxing the products we sell and of calculating the amount of taxes paid by life insurance companies or other corporations. To the extent that any such legislation is enacted in the future, we could be adversely affected.

MANAGEMENT

Directors and Executive Officers of Merit Life Insurance Co.

Name	Age	Title
Robert O’Donnell	52	President, Chief Executive Officer and Director

Steven W. Pasko	72	Director

Catherine Weatherford	65	Independent Director

Daniel L. Gray	66	Independent Director

Corwin Zass	52	Appointed Actuary and Director

Lori Pitta	59	Chief Financial Officer and Treasurer

Gayle Levy	59	Corporate Secretary

N. David Kuperstock	69	Chief Operating Officer

All officers and directors have assumed their positions subsequent to the acquisition of Merit by Brickell on December 31, 2019 and will serve until the next annual meeting of the Merit shareholders.

Directors

We believe our board of directors should be composed of individuals with sophistication and experience in many substantive areas that impact our business. In this regard, we believe experience, qualifications or skills in the following areas are the most important: the life insurance industry; insurance company operations; legal/regulatory matters relating to life insurance companies; marketing; direct distribution and technology. We seek to select individuals who possess the personal and professional qualifications necessary for service on our board.

The following persons currently serve as members of our board of directors.

Robert O’Donnell

Mr. O’Donnell has over 25 years of experience in the life insurance industry. He was the long-time leader of the key strategic differentiating functions at American Skandia, which included his role as Vice President of Product. He continued to lead these efforts for Prudential, upon its acquisition of American Skandia in 2003 which led him to be named President and CEO of its annuity business in 2013. Since Prudential was one of very few major life and annuity firms that did not participate in the U.S. Treasury Department’s Troubled Asset Relief Program (TARP), Mr. O’Donnell’s leadership and contributions enabled Prudential to manage extraordinary growth and thrive during the market correction of 2008 with strength and stability. Under his leadership, Prudential’s annuity sales increased to over $20 Billion per year in annuity product. Mr. O’Donnell was also a member of the board of directors of LIMRA’s Secured Retirement Institute.

12/2019 – Present: Merit Life Insurance Co., President, CEO, and Director

08/2016 – Present: Clear Capital LLC, President and Chief Executive Officer

09/2016 – 12/2017: Prudential Financial, Head of The Center for Next Generation of Growth and Head of Gibraltar Ventures

04/2013 – 09/2016: Prudential Financial, President and Chief Executive Officer of Prudential Annuities

Steven W. Pasko

Steve Pasko co-founded 777 Partners in 2015 as part of the management buyout of SuttonPark Capital from PennantPark. Prior to founding SuttonPark in 2010, he held Managing Director positions at Natixis Capital Markets and Bankers Trust (now part of Deutsche Bank) where he was responsible for asset securitizations, investment banking and interest rate products. Mr. Pasko also held leadership positions pioneering specialty finance at Salomon Brothers and Drexel Burnham Lambert. He has a B.A. in Business Administration from Rutgers College and an M.B.A. from the Wharton School of the University of Pennsylvania.

09/2015 – Present: 777 Partners LLC, Co-Managing Partner

07/2010 – 09/2015: SuttonPark Capital, LLC.

Catherine Weatherford

Catherine Weatherford brings a career of regulatory service including CEO of the NAIC which provides Merit with deep regulatory insight and guidance. Ms. Weatherford is former President and CEO of the Insured Retirement Institute, the leading association for the retirement income industry. She also served as CEO of the National Association of Insurance Commissioners (NAIC). As the longest serving executive at the NAIC, she managed a staff of 450 and was responsible for a budget of $80 million. While at the NAIC, Ms. Weatherford was elected to serve as the Secretary-Treasurer of the National Insurance Producer Registry. In addition, she received numerous national awards and recognitions for providing extensive employee-friendly programs and benefits. She is the first woman to serve as Oklahoma’s Insurance Commissioner, a position she held from 1991 to 1995. She is passionate about educating and empowering women to reach their financial best. In 2016, InvestmentNews selected Ms. Weatherford for its annual Women to Watch list, honoring female financial advisers and industry executives who exemplify the definition of true leaders and role models.

07/2008 – 01/2019: Insured Retirement Institute, Chief Executive Officer

07/1996 – 07/2008: National Association of Insurance Commissioners, Chief Executive Officer

Daniel L. Gray

Mr. Gray has over 44 years of experience in the life insurance industry. He spent 22 years with AXA Equitable where he served, among other roles, as Division President of Midwestern Operations and as SVP Corporate Strategy where he helped with the company’s restructuring and strategic planning during its historic demutualization and IPO. For the last 22 years Mr. Gray has served as the Chairman and CEO of Northstar Companies, Inc. which has been actively engaged in life and reinsurance company M&A and advisory transactions as principal or advisor for the past 12 years. Through transactions related to Northstar, Mr. Gray has established extensive global relationships with Family Offices as well as with the insurance, reinsurance, private banking, investment-banking, private-equity and hedge fund communities. Since 2014 he has devoted a portion of his time to Emerging Markets microinsurance initiatives, having acted as a Senior Advisor to Leapfrog Investments and Women’s World Banking. He has a B.A. from Millikin University in Decatur, IL and also holds a Series 79, Investment Banking Representative designation with FINRA. Currently, Mr. Gray serves on the Board of the Helen Keller International and the Board of the Cancer Research Institute in NYC, while also remaining actively involved with the National Federation of the Blind in Baltimore, MD. Over the years, he has been a frequent guest lecturer at the Fletcher School of Law and Diplomacy at Tufts University.

11/2000 – Present: Northstar Companies, Inc., Founder, Chairman and CEO

4/1976 – 10/1998: AXA Equitable, Division President of Midwestern Operations and Senior Vice President Corporate Strategy

Corwin Zass

Mr. Zass, a credentialed actuary in good standing, is the founder and principal of ARM, an independent member of the BDO Alliance USA since 2006. For 5 years, he served as an executive and chief actuary in a home office setting for a life and annuity carrier prior to leveraging his hands-on insurance operational knowledge to the consulting arena for the last 20 years. Prior to that, he was a senior consulting actuary aiding numerous U.S. and global insurers on product management, capital strategy and management of financial reporting paradigms. His perspective ranges from roles as: chief actuary for $2 Billion asset life/health insurer; appointed actuary to various insurers; auditing actuary for three Top 8 accounting firms; regulating (state) senior actuary on the examination of actuarial balance sheets of four Top 30 insurance companies; and consulting actuary.

07/2007 – Present: Actuarial Risk Management, Ltd., Founder and Principal

Executive Officers

Merit’s management team consists of seasoned, successful and now integrated business, product, technical and product distribution professionals. Although new to Merit, the team was built on management who were successful in related fields and could provide their individual business experience to build and round-out the management team responsible for our product development and go-to-market strategy and execution. Set forth below is biographical information for our executive officers (except for Mr. O’Donnell and Mr. Zass, whose biographical information is set forth above):

Lori Pitta

Ms. Pitta has over 30 years of experience in the insurance industry in a public accounting firm focused on insurance industry clients and then for three different insurance companies. She brings extensive knowledge of statutory and GAAP insurance accounting as well as operations and internal controls. She earned an M.B.A from Pace University with a concentration in Accounting.

09/2020 – Present – Merit Life Insurance Co., Chief Financial Officer

06/2020 – Present – Merit Life Insurance Co., Treasurer

08/2017 – 06/2020 – AmTrust Financial Services, Inc. Vice President – Finance

10/2005 - 06/2017 – Assured Guaranty, Controller

N. David Kuperstock

Mr. Kuperstock has nearly 40 years of experience working in the insurance industry. He is a former Vice President at Prudential Annuities, and has also worked in Prudential’s life insurance and international businesses in both legal and product innovation roles. In addition, David is a named inventor on a number of industry patents. David received his A.B. from the University of Chicago, and a JD from the DePaul University College of Law.

12/2019 – Present: Merit Life Insurance Co., Chief Operating Officer

11/2017 – Present: Clear Capital LLC, Regulatory Advisor

12/2014 – 11/2017: Retired

01/2010 – 12/2014: Prudential Financial, Vice President, Innovations (Annuities, domestic and international life insurance)

Gayle P. Levy

Gayle Levy joined Brickell in 2019 as General Counsel and Chief Compliance Officer for the insurance vertical. Ms. Levy serves as Corporate Secretary for Merit Life Insurance Co. and as Senior Counsel for 777 Partners LLC. Ms. Levy has over 30 years of experience in the regulatory and corporate aspects of insurance industry transactions. Ms. Levy was previously a partner in the corporate insurance practice of several prominent international law firms, including Dewey Ballantine, Edwards Angell, and Dentons, and was General Counsel of Companion Property and Casualty Insurance Company which was acquired by Enstar (US) Inc. Ms. Levy earned undergraduate degrees from both the College of Arts and Sciences and the Wharton School at the University of Pennsylvania, and a J.D. from the University of Chicago Law School.

03/2020 – Present: Merit Life Insurance Co., Secretary

09/2019 – Present: Brickell Insurance Holdings LLC, General Counsel and Chief Compliance Officer

05/2019 – Present: 777 Partners LLC, Senior Counsel

01/2015 – 05/2019: Enstar (US) Inc., Vice President and Corporate Counsel

09/2013 – 01/2015: Companion Property and Casualty Insurance Company, General Counsel

Corporate Governance

We use the New York Stock Exchange and SEC standards for determining the independence of our independent director. Based upon these standards, our board has determined that Catherine Weatherford and Daniel Gray are our only independent directors.

No executive officer or director noted above worked during the past five years for Merit or any parent, subsidiary or other affiliate of Merit.

No executive officer or director noted above served as a director of Merit or any parent, subsidiary or other affiliate of Merit.

No executive officer or director noted above has, within the last five years, served as a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940.

During the past ten years no event has occurred in the lives of the executive officers and directors of Merit that would impinge on the integrity of these persons or their ability to perform their duties.

Promoters and Control Persons

Brickell acquired Merit on December 31, 2019. We are not aware of the involvement of any promoters, as defined by Rule 405 pursuant to the Securities Act, in relation to Merit prior to the acquisition.

Merit was previously owned by Springleaf Financial Corporation, a subsidiary of OneMain Holdings.

Membership

Along with 777, Merit’s management team currently owns a portion of a company, Clear Capital LLC, that will be merged into Merit Life Insurance Holdings, LLC which will become the direct owner of Merit Life Insurance Co. Certain members of the management team have an ownership position in Clear Capital LLC which will increase with time and performance. Currently management has an indirect ownership of Merit equal to 8.5% of the outstanding equity of Merit. With Clear Capital’s integration into Merit Life Insurance Holdings LLC, Merit management employment contracts will persist.

Brickell plans to transfer all of its interest in Merit to the holding company. Brickell intends to transfer its interest in Merit to this holding company and continue to have a majority voting and economic interest. Management of Merit has an ownership interest and the ability to increase that ownership based on time and business performance.

Management’s interest in the holding company at the time of Brickell’s transfer of its ownership rights to the holding company is currently 8.5%.

EXECUTIVE COMPENSATION

Because Brickell acquired the Company in 2019, and there has been a complete turnover of management and employees in connection with that acquisition, we provide below a listing of the five most highly compensated employees as of the date hereof. As none of the employees of the Company in 2019 remain with the Company today, and the business of the Company has shifted to focus on the offering of the Contracts, we believe that the following information is most relevant to potential purchasers of the Contracts. Further, the Company has attempted to secure the executive compensation information applicable to prior years from the Company’s prior owner, however has been unable to obtain such information. Because securing this information would involve unreasonable effort or expense, and prior year’s executive compensation information, if any, is held by a party that is not affiliated with the Company, the Company has excluded this information in reliance upon Rule 409.

Top 5 Most Highly Compensated Employees

Name	Age	Title	Salary	Bonus	Total 2020 Compensation	Term
Robert O’Donnell	52	President & CEO	$309,115	$87,500	$396,615	3 Years

Graham Stebbins	31	Sales Manager	$132,692	$42,493	$175,185	At Will

Lori Pitta	59	Chief Financial Officer and Treasurer	$124,038	$0	$124,038	At Will

N. David Kuperstock	69	COO & Regulatory Product Manager	$88,461	$5,781	$94,242	At Will

Guillermo Herrera	56	Key Accounts Manager	$86,250	$6,197	$92,447	At Will

Merit has entered into an employment contract with Mr. Robert O’Donnell, Chief Executive Officer. In addition, it is currently contemplated that Brickell will form an intermediate holding company (“Merit Holdings”) for Merit and that an entity in which Mr. O’Donnell currently owns an interest will be merged into Merit Holdings. As part of that transaction, it is currently contemplated that Mr. O’Donnell will become a party to a limited liability company agreement which will detail a vesting schedule of his membership interests in Merit Holdings. By virtue of his membership interests in Merit Holdings Mr. O’Donnell will be partial owner of Merit, as Merit Holdings will own 100% of the outstanding capital stock of Merit.

Mr. O’Donnell is expected to initially own 8.5% of Merit Holdings, with the potential to receive further membership interests up to 27.5%, as follows:

•	An additional 1.0% on the date that is one (1) year from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is two (2) years from the date of the execution of the LLC Agreement;

•	An additional 1.0% on the date that is three (3) years from the date of the execution of the LLC Agreement; and

•	An additional 5.0% on the Unreturned Preferred Capital Investment (as such term is defined in the LLC Agreement) of 777 Partners LLC being reduced to zero (0).

In addition, Mr. O’Donnell is expected to be eligible to receive additional management incentives, subject to his Employment Agreement with Merit Holdings being in full force and effect, as follows:

•	An additional 1.5% if Merit is protecting $10.0 billion of assets and has generated $27.0 million of total net profit within three (3) years;

•

An additional 3.0% (or 1.5% in the event that the foregoing 1.5% was previously granted) if Merit is protecting $22.0 billion of assets and has generated $62.0 million of total net profit within five (5) years;

•

An addition 4.5% (or 1.5% in the event the foregoing cumulative 3.0% was previously granted) if Merit is protecting $33.0 billion of assets and has generated $140.0 million of total net profits within seven (7) years;

•

An additional 6.0% (or 1.5% in the event the foregoing cumulative 4.5% was previously granted) if Merit is protecting $50.0 billion in assets and has generated $140.0 million of total net profit within seven (7) years; or

•

An additional 11% (or 5.0% in the event that the foregoing cumulative 6.0% was previously granted) if Merit is protecting $65.0 billion of assets and has generated $180.0 million of total net profit within seven (7) years.

In the case of each of the Management Incentives, fifty percent (50%) of each equity grant in accordance therewith is expected to vest immediately upon reaching the applicable assets and Net Profits thresholds and the remaining fifty percent (50%) is expected to vest on the date that is one (1) year after the date such thresholds are reached provided that the Company has maintained such thresholds throughout the period up to and including such date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(1) Title Of Class	(2) Name And Address Of Beneficial Owner	(3) Amount And Nature Of Beneficial Ownership	(4) Percent Of Class
Common Stock	Merit Life Insurance Holdings LLC*	Direct	100	%*

*

MTCP Capital LLC (“MTCP”) holds 100% of the voting interest of Brickell. Steven W. Pasko holds 100% of the voting interest of MTCP, therefore, Steven W. Pasko holds the ultimate majority voting and investment control of Merit.

RELATED PARTY TRANSACTIONS

On February 6, 2020, 777 entered into a Capital Maintenance Agreement with Merit, the purpose of which is to ensure Company Action Level Risk Based Capital of 350%. 777 owns 37.5 percent of Brickell. The amount that 777 may need to provide pursuant to this agreement is dependent on all of the factors that may affect the capital level of Merit, including business volume, interest rates, the investment performance of the Accounts of purchasers of Contracts, the investment performance of the general account of Merit, and others. It is possible that 777 may never have to contribute capital pursuant to this agreement if Merit is otherwise able to maintain the noted level of Company Action Level Risk Based Capital.

The Company also has a services agreement with Brickell. We receive human resources, legal, compliance, accounting and administrative services and support pursuant to this agreement. We pay $35,000 each month for these services.

Our current policy is that any related party transactions, as defined under Item 404(a) of Regulation S-K, must be approved by our board of directors.

LEGAL MATTERS

The legality of the Contract will be passed upon for us by Locke Lord LLP, Chicago, Illinois.

EXPERTS

The December 31, 2019 statutory financial statements included in this prospectus and elsewhere in the registration statement have been so included as reliance upon the report of BKD, LLP, independent certified public accountants, upon authority of said firm as experts in accounting and auditing.

The December 31, 2020 financial statements included in this prospectus and elsewhere in the registration statement have been so included as reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Company prepares financial information in conformity with statutory accounting standards prescribed by the Texas Department of Insurance. Companies domiciled in the State of Texas prepare their statutory basis financial statements in accordance with guidance promulgated by the NAIC, subject to any deviations prescribed or permitted by Texas.

Additional information about Merit, is available on our website at http://meritlifegroup.com. The information on our website in neither part of nor incorporated into this prospectus or other filings with the SEC. The Company’s SEC filings may be obtained on the SEC’s website at www.sec.gov.

STATUS PURSUANT TO SECURITIES

EXCHANGE ACT OF 1934

Merit hereby relies on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, as amended, from the requirement to file reports and provide annual reports to Contract owners pursuant to Section 15(d) thereof.

Merit Life Insurance Co.

Financial Statements – Statutory Basis of Accounting and Report of Independent Certified Public Accountants

Years ended December 31, 2020 and 2019

Independent Auditor’s Report

Merit Life Insurance Co.

Merit Life Insurance Co.

Statements of Admitted Assets, Liabilities, and Capital and Surplus–Statutory Basis of Accounting December 31, 2020 and 2019

(in thousands)

	December 31,
	2020	2019
Admitted assets
Bonds	$51,293	$46,175
Common stocks	2,156	3,994
Cash, cash equivalents and short-term investments	4,422	5,972
Other invested assets and receivables	999	—

Total cash and investments	58,870	56,141
Reinsurance receivable	—	2
Net deferred tax assets	146	219
Accrued investment income	470	400
Guaranty funds receivable	484	425
Other receivables	174	1,664
Premium tax receivable	94	97

Total admitted assets	$60,238	$58,948

Merit Life Insurance Co.

Statements of Admitted Assets, Liabilities, and Capital and Surplus–Statutory Basis of Accounting

December 31, 2020 and 2019

(in thousands, except share data)

	December 31,
	2020	2019

Liabilities, capital and surplus
Liabilities
Policy and contract liabilities
Life and annuity reserves	$25,773	$28,084
Policy and contract claim reserves	5,202	5,110

Total policy and contract liabilities	30,975	33,194
Interest maintenance reserve	99	109
Accounts payable and accrued expenses	3,607	3,361
Current federal income tax payable	—	1,562
Asset valuation reserve	556	528

Total liabilities	35,237	38,754

Capital and surplus
Common stock, $100 par value; 30,000 shares authorized; 25,000 shares issued and outstanding	2,500	2,500
Paid-in surplus	28,983	16,568
Unassigned surplus	(6,482)	1,126

Total capital and surplus	25,001	20,194

Total liabilities, capital and surplus	$60,238	$58,948

Merit Life Insurance Co.

Statements of Operations–Statutory Basis of Accounting

December 31, 2020 and 2019

(in thousands)

	Years Ended December 31,
	2020	2019
Premiums and other revenues
Life and accident and health contracts	$—	$(179,250)
Net investment income	1,562	6,055
Amortization of the interest maintenance reserve	28	14,791

Total premiums and other revenues	1,590	(158,404)

Benefits and reserve changes
Death benefits	—	1,579
Annuity benefits	3,985	9,246
Accident and health benefits	—	(28)
Surrenders and other benefits	—	109
Change in aggregate reserves	(2,310)	(193,904)

Total benefits and reserve changes	1,675	(182,998)

Insurance expenses
Commissions	—	(111)
Commissions and expense allowances on reinsurance assumed	105	(13,013)
General expenses	5,399	16
Insurance taxes, licenses and fees	105	292

Total insurance expenses	5,609	(12,816)

Net (loss) gain from operations before federal income taxes and net realized losses	(5,694)	37,410
Federal income tax expense	—	13,649

Net (loss) gain from operations before net realized losses	(5,694)	23,761
Net realized losses, less capital gains tax of $3 and $112 (excluding taxes of $1 and ($263) transferred to IMR) in 2020 and 2019, respectively	(1,975)	(123)

Net (loss) income	$(7,669)	$23,638

Merit Life Insurance Co.

Statements of Changes in Capital and Surplus–Statutory Basis of Accounting

December 31, 2020 and 2019

(in thousands)

	Common Stock	Paid-in Surplus	Unassigned Surplus	Total Capital and Surplus
Balances, December 31, 2018	$2,500	$4,951	$86,650	$94,101

Net income	—	—	23,638	23,638
Change in net unrealized investment gains	—	—	(193)	(193)
Change in net deferred tax	—	—	3,226	3,226
Change in non-admitted assets	—	—	(1,107)	(1,107)
Change in asset valuation reserve	—	—	1,570	1,570
Change in surplus as a result of reinsurance	—	—	27,342	27,342
Surplus contribution	—	11,617	—	11,617
Dividends to stockholders	—	—	(140,000)	(140,000)

Balances, December 31, 2019	2,500	16,658	1,126	20,194

Net loss	—	—	(7,669)	(7,669)
Change in net unrealized investment gains	—	—	73	73
Change in net deferred tax	—	—	2,063	2,063
Change in non-admitted assets	—	—	(2,103)	(2,103)
Change in asset valuation reserve	—	—	(27)	(27)
Change in foreign exchange gain	—	—	55	55
Surplus contribution	—	12,415	—	12,415

Balances, December 31, 2020	$2,500	$28,983	$(6,482)	$25,001

Merit Life Insurance Co.

Statements of Cash Flows–Statutory Basis of Accounting

December 31, 2020 and 2019

(in thousands)

	Years Ended December 31,
	2020	2019
Operating activities
Premiums and annuity considerations (refunded) received	$—	$(22,300)
Net investment income received	1,574	7,571
Benefits paid	(3,849)	(11,912)
Insurance expenses (paid)/recovered	(4,856)	32
Federal income taxes paid	(1,494)	(13,354)

Net cash used in operating activities	(8,625)	(39,963)

Investing activities
Proceeds from sales, maturities, and repayments of investments Bonds *	9,465	165,219
Other invested assets	1,430	3,046
Preferred Stocks	—	3,527
Real estate	—	209
Common stock/other	2,219	123
Purchases of investments Bonds *	(14,677)	(1,562)
Common stocks	(521)	—
Other Invested assets/policy loans	4,122	955

Net cash (used in) provided by investing activities	(6,206)	171,517

Financing and miscellaneous activities
Capital and paid in surplus	12,154	2,502
Dividends to stockholders	—	(140,000)
Other cash applied	1,127	(4,824)

Net cash provided by (used in) in financing and miscellaneous activities	13,281	(142,322)

Net change in cash, cash equivalents and short-term investments	(1,551)	(10,768)
Cash, cash equivalents and short-term investments at beginning of year	5,972	16,740

Cash, cash equivalents and short-term investments at end of year	$4,422	$5,972

*	Bond exchanges excluded in the amount of $873 for 2019.

1.	Organization, Nature of Operations and Significant Accounting Policies

Organization

Merit Life Insurance Co. (the Company), domiciled in Texas, is a wholly owned subsidiary of Brickell Insurance Holdings, LLC (Brickell). Brickell is 25% owned by MTCP Capital LLC (MTCP) and MTCP has 100% voting interest in Brickell. The remaining 75% non-voting interests in Brickell are equally owned by 777 Partners LLC and three Ireland-incorporated funds. Prior to December 31, 2019, the Company was wholly owned by Springleaf Financial Corporation (SFC), an indirect subsidiary of One Main Holdings (OMH).

Brickell, through its wholly owned subsidiaries, engages in reinsurance, life and property and casualty insurance businesses. The insurance company subsidiaries are 777 Re, Sutton National Insurance Company, Sutton Specialty Insurance Company and the Company.

Nature of Operations

The Company is licensed in 46 states, the District of Columbia, and the U.S. Virgin Islands and expects to beginning selling a contingent deferred annuity product during 2021. Prior to Brickell’s acquisition of the Company at the end of 2019, the Company was engaged in credit life, credit accident and health, and non-credit term products. Prior to the acquisition, most of this business was fully reinsured by its prior owner. The legacy business remaining with the Company is in run-off and is administered by third parties through applicable agreements.

As the current business runs off and is no longer offset by new business, policy cancellations result in negative premiums and commissions. Employees of OneMain General Services Corporation (OMGSC), an affiliate of SFC, provided all administrative services to the Company through December 31, 2019 and 2020.

Management’s Estimates

The Company makes estimates and assumptions that affect amounts reported in the financial statements and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

There are risks and uncertainties the Company may be exposed to, such as the following:

•	investment securities risks, such as interest rate, market and credit;

•	A insurance claims that exceed our expectations or insurance losses that exceed our reserves;

•	A changes in accounting standards, tax policies and practices and the application of such new standards, policies and practices; and,

•

A changes in federal, state or local laws, regulations, or regulatory policies and practices that adversely affect our ability to conduct business or the manner in which we are permitted to conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the sub-prime lending industry, our use of third party vendors, or changes in income tax laws or regulations.

Basis of Presentation

The Company prepared its financial statements using accounting practices prescribed or permitted by the Texas Department of Insurance (TDOI), which are based on the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC). Such practices vary from accounting principles generally accepted in the United States of America (GAAP). Significant variances, although not reasonably determinable, are presumed to be material as follows:

Investments

Investments in bonds are carried in accordance with valuation methods established by the NAIC. Under GAAP, investments in debt securities are classified as held to maturity, available for sale or trading securities and the accounting treatment is dependent upon each category.

Valuation Reserves

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed income investments, principally bonds. The Company amortizes amounts deferred over the remaining period to maturity based on groupings in five-year bands of the individual securities sold. The Company reports the net amount deferred in the Statements of Admitted Assets, Liabilities, and Capital and Surplus as interest maintenance reserve (IMR). The Company deducts federal income taxes and transfers to the IMR from realized capital gains and losses and reports the net amount in income in the statements of operations. Under GAAP, realized capital gains and losses are reported pretax in the statements of operations in the period that the assets are sold.

The asset valuation reserve (AVR) is a valuation allowance for invested assets. The Company determines the amount of AVR using a NAIC prescribed formula and charges or credits unassigned surplus for changes in the AVR. This reserve is not required under GAAP.

Policy Acquisition Costs

The Company expenses costs of acquiring or renewing business when incurred. Under GAAP, policy acquisition costs are deferred and amortized over the terms of the related policies.

Non-admitted Assets

The Company excludes from the Statements of Admitted Assets, Liabilities, and Capital and Surplus non-admitted assets (principally intangible assets data processing equipment and software, furniture and equipment, prepaid expenses, balances due greater than 90 days old, and deferred tax assets) and charges directly to unassigned surplus. Under GAAP, these assets are included in the statements of assets, liabilities, and shareholder’s equity and evaluated for recoverability.

Benefit Reserves

The Company calculates certain policy reserves using statutorily required interest and mortality assumptions. Under GAAP, these reserve balances are calculated using expected experience.

Deferred Income Taxes

The Company establishes a valuation allowance for deferred tax assets that the Company does not expect to realize, and limits deferred tax assets to the sum of:

•

the amount of federal income taxes the Company paid in prior years that it can recover through loss carrybacks for existing capital temporary differences that reverse by the end of the subsequent calendar year, plus

•	the lesser of:

•	the remaining gross deferred tax assets the Company expects to realize within three years of the balance sheet date, or

•	15% of capital and surplus excluding any net deferred tax assets, data processing equipment and operating software and any net positive goodwill, plus

•	the amount of remaining gross deferred tax assets that the Company can offset against existing gross deferred tax liabilities.

The Company classifies the remaining deferred tax assets as non-admitted. Deferred income taxes for state jurisdictions are not permitted. Under GAAP, the following practice is followed:

•	include state taxes in the computation of deferred tax assets,

•	record a deferred tax asset for the amount that is expected to be realized in future years,

•	establish a valuation allowance for deferred tax assets that are not expected to be realized, and

•	record the change in deferred income taxes for changes other than unrealized investment gains (losses) in the statement of operations as a component of the total tax provision.

Policyholder Dividends

The Company recognizes policyholder dividends when declared rather than over the term of the related policies as would be required for GAAP.

Other significant accounting practices are as follows:

Investments

The Company reports bonds, common stocks, and short-term investments and cash equivalents, and other invested assets at stated values prescribed by the NAIC, as follows:

The Company reports bonds not backed by other loans at amortized cost, except for those with NAIC designation of 6. The Company reports bonds with a NAIC 6 rating at the lower of amortized cost or fair value. If the decline in fair value of a bond is other than temporary, the cost basis is written down to fair value and the amount of the write-down is recognized as a realized loss. The Company amortizes the discount or premium on bonds using the constant yield method.

The Company reports loan-backed securities at amortized cost, except for those with a NAIC designation of 6. The Company carries loan-backed securities with a NAIC 6 rating at the lower of amortized cost or fair value. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary. Income recognition for loan-backed bonds and structured securities is determined using the constant yield method based on estimated prepayments of the underlying collateral. Prepayment assumptions for single-class and multi-class mortgage-backed and asset-backed securities were obtained from an outside vendor. The Company uses independent pricing services in determining the market value of its loan-backed securities. Significant changes in estimated cash flows from the original purchase assumptions are recorded using the prospective adjustment method.

The Company reports common stocks at fair value. Provisions made for impairment are recorded as realized investment losses when declines in fair value are determined to be other than temporary.

The Company reports short-term investments at amortized cost, which approximates fair value, and have original maturities of greater than three months and less than one year at the date of acquisition. The Company classifies such highly liquid investments with original maturities of three months or less at the date of acquisition as cash equivalents.

The Company recognizes realized capital gains and losses using the lowest cost method.

The Company recognizes bond and other interest revenue on the accrual basis. The Company records dividends to revenue on ex-dividend dates. The Company follows NAIC guidelines to determine the admitted or non-admitted status of accrued revenue amounts. Due and accrued income is excluded from investment income for bonds and other invested assets when collection of interest is overdue by more than 90 days or is uncertain and for mortgage loans when loans are foreclosed or delinquent in payment for greater than 90 days or where collection of interest is uncertain. The Company did not exclude any interest on securities from investment income in 2020 or 2019.

The Company regularly evaluates its investments for other-than-temporary impairments (OTTI) in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company’s management and a continual review of its investments.

The Company did not recognize impairments of bonds in 2020 and 2019.

Premiums

Premiums on credit life and credit accident and health policies are recognized as revenue when due from policyholders under the terms of the insurance contract. Credit policies may be cancelled at any time during the contract period for a refund of unearned premium and would be recorded as an offset to net premiums written. The Company recognizes non-credit life and accident and health premiums as revenue when due. Premium revenue is reported net of ceded reinsurance.

Benefits

The Company develops life, annuity, and accident and health policy reserves using statutorily prescribed interest rates, mortality tables, and valuation methods that provide, in total, reserves that are equal to or greater than the guaranteed policy cash values and the minimum amounts required by the TDOI. The Company waives deduction of deferred fractional premiums on the death of a life and annuity policy insured and returns any premiums beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. The Company establishes additional reserves when:

•	cash flow testing under various interest rate scenarios indicates the need, or

•	net premium exceeds gross premium on any insurance in force.

The Company bases total reserves for life policies and contracts on statutory mortality and interest requirements and do not consider withdrawals. The Company’s actuaries primarily use the net level premium basis and the following CSO Mortality Tables and interest rates:

Line of Business	Reserve Basis

Life Insurance	1958, 1980, and 2001 CSO Mortality Tables, with interest rates ranging from 3.5% to 5.5%

Credit Life Insurance	1980 CSO Mortality Table and 3.5% interest

Group Annuities	1983 Group Annuity Mortality Table and 7.0% interest

For policies carrying a temporary extra premium or a flat extra premium because of occupation, habitat, aviation or a substandard extra premium based on a substandard mortality table, the valuation reserve consists of the standard policy reserve plus 50% of such extra premium.

The Company determines tabular interest, tabular less actual reserves released, and tabular cost by formula.

The Company uses the mean of the pro rata and Rule of 78 methods to calculate unearned premium reserves for future policy benefits on credit accident and health insurance policies.

None of the Company’s annuity reserves are subject to discretionary withdrawals.

Claims and Claim Adjustment Expenses

Liabilities for unpaid claims represent the estimated ultimate net cost of all unpaid reported and unreported claims incurred. The Company estimated liabilities for unpaid claims using individual case-basis valuations and statistical analyses including trends in claim severity and frequency. Although considerable variability is inherent in such estimates, the Company believes that the liabilities for unpaid claims are adequate. The Company continually reviews and adjusts the estimates, as necessary, as experience develops, or as new information is learned. The Company records changes in liabilities for unpaid claims in the statements of operations.

Reinsurance

The Company accounts for reinsurance premiums and benefits paid or provided on bases consistent with those used to account for the original policies and the terms of the reinsurance contracts.

Accounting Changes

There were no new accounting standards that were effective during the periods covered by this statement that had a material impact on the operations of the Company.

2.	Permitted Statutory Accounting Practices

The Company presented its financial statements using accounting practices prescribed or permitted by the TDOI.

The TDOI recognizes only statutory accounting practices prescribed or permitted by the State of Texas for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the Texas Insurance Law. Texas has adopted the NAIC’s Accounting Practices and Procedures Manual, as amended from time to time, as a component of prescribed or permitted practices. The Company does not employ any permitted practices that differ from NAIC statutory accounting practices.

3.	Investments

Bonds

The book/adjusted carrying value, gross unrealized gains, gross unrealized losses and fair value of bonds were as follows:

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
As of December 31, 2020
U.S. Government	$4,261	$232	$—	$4,493
All other governments	3,804	488	(159)	4,133
States & Political Subdivisions	754	85	—	839
Special revenue & assessments	6,542	41	(26)	6,558
Industrial & miscellaneous	35,182	2,560	(6)	37,937
Hybrid	750	297	—	846

	$51,293	$3,703	$(191)	$54,805

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
As of December 31, 2019
U.S. Government	$4,938	$175	$—	$5,113
All other governments	3,801	363	(59)	4,105
States & Political Subdivisions	754	41	—	795
Industrial & miscellaneous	35,932	1,503	(12)	37,423
Hybrid securities	750	82	—	832

	$46,175	$2,164	$(71)	$48,268

Included in bonds are loan-backed securities. The book/adjusted carrying value, gross unrealized gains, gross unrealized losses and fair value of bonds were as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Loss	Fair Value
As of December 31, 2020
Special revenue & assessments	$4,181	$14	$(8)	$4,187
Industrial & miscellaneous	7,757	201	—	7,957
Loan-backed	$11,937	$214	$(8)	$12,144

As of December 31, 2019
Special revenue & assessments	$—	$—	$—	$—
Industrial & miscellaneous	7,788	126		7,914
Loan-backed	$7,788	$126	$—	$7,914

Book/adjusted carrying value and fair value of the Company’s investment in bonds at December 31, 2020, by contractual maturity, were as follows:

	Book/Adjusted Carrying Value	Fair Value
Years to Maturity
1 Year or less	$7,074	$7,134
Over 1 year through 5 years	5,359	5,568
Over 5 year through 10 years	14,491	15,514
Over 10 years through 20 years	1,910	2,462
Over 20 years	10,522	11,984
Mortgage-backed Securities	11,937	12,143

Total	$51,293	$54,805

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of bonds, realized gains and realized losses were as follows:

	2020	2019
Total Proceeds	$6,895	$281,579
Realized gains	3	2,200
Realized losses	(1,671)	3,433

No realized losses for OTTI of bonds were recorded in 2020 and 2019.

The Company did not have any prepayment penalty and acceleration fees at December 31, 2020.

The Company carried one security as a 5GI security (Halsey CLO, CUSIP 40638CAE9) at December 31, 2019. This security was carried as a long term other invested asset on Schedule BA at December 31, 2020.

Investments in an Unrealized Loss Position that are Not Other Than Temporarily Impaired

The Company held impaired securities (fair value is less than cost or amortized cost) for which an OTTI had not been recognized in earnings as a realized loss. Such impairments may include securities with a recognized OTTI for non-interest (credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of December 31, 2020
Fixed Income Securities	$5,540	$(191)	$—	$—	$5,540	$(191)

As of December 31, 2019
Fixed Income Securities	$—	$—	$6,466	$71	$6,466	$71

The Company considers several factors when evaluating individual investments with unrealized losses of durations of twelve months or longer for OTTI. The key considerations that determine the Company’s assessment that no OTTI existed are current interest rates, the lack of adverse credit conditions of the issuer, lack of significant negative performance of the underlying collateral of the loan-backed and structured securities, and the Company’s ability and intent to hold the investment to recovery. The Company has the intent and ability to hold all bonds and stocks in an unrealized loss position until maturity. There are no credit issues associated with the securities in the table above.

Preferred and Common Stocks

Cost or amortized cost, gross unrealized gains, gross unrealized losses and fair value of preferred and common stocks were as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2019
Common stocks	$2,050	$106	$—	$2,156

As of December 31, 2018
Preferred stocks	$4,008	$—	$14	$3,994

The Company recorded $2,219,176 and $3,526,950 in proceeds from sales of common stocks in 2020 and 2019, respectively.

The Company is a member of the Federal Home Loan Bank of Boston (FHLB). The Company became a member of the FHLB to provide an additional source of liquidity. The Company held $521,300 of Class B membership capital stock that is not eligible for voluntary redemption at December 31, 2020. The Company held Class B membership capital stock in FHLB Indianapolis 2019 that was sold in 2020 to reflect the relocation of the Company’s home office to a location that is under the jurisdiction of the FHLB- Boston.

Realized Gains and Losses

Net realized gains and losses, net of federal income taxes and amounts transferred to the IMR, were as follows:

	2020	2019
	(in thousands)
Realized gains, net of losses	$(1,972)	$(1,267)
Less amounts transferred to IMR (net of tax	(3)	992
Less federal incomes taxes	—	152

Net realized Losses	$(1,975)	$(123)

Concentrations of Credit Risk

The Company limits credit risk by diversifying its investment portfolio among public bonds, private placement securities, preferred stocks, common stocks, and other invested assets. The Company further diversifies its portfolios between and within industry sectors by geography and property type.

The Company believes no significant concentrations of credit risk exist, except for bonds as discussed in the following paragraph.

At December 31, 2019, the Company held a less-than-investment grade bond with a book value of $4,010,370 and a market value of $8,287,000. This holding amounted to 8.7% of investments in bonds and 6.8% of total admitted assets at December 31, 2019. In 2020, the Company changed the classification of the financial instrument to a long term other invested asset (Schedule BA asset). The Company disposed of $3,100,593 of this instrument in 2020.

Restricted Assets

Restricted assets were as follows:

	December 31,
	2020	2019
	(in thousands)
FHLB capital Stock	$521	$496
On deposit with states	3,739	3,535

	$4,260	$4,031

4.	Fair Value of Financial Instruments

The Company applies the provisions of SSAP No. 100R, Fair Value Measurements (SSAP 100R), for its disclosures. SSAP 100R defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SSAP 100R also establishes a fair value hierarchy, which requires the Company to maximize the use of observable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.

In accordance with SSAP 100R, the two types of inputs have created the following fair value hierarchy:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets that the Company’s pricing sources have the ability to access. Since the valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant amount or degree of judgment.

Level 2 – Valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3 – Valuations that are derived from techniques in which one or more of the significant inputs are unobservable, including broker quotes, which are nonbinding.

Fair Value Measurements at Reporting Date:

Bonds and Stocks

Bonds with NAIC 6 ratings and preferred stocks with NAIC 4, 5 or 6 ratings are carried at the lower of amortized cost or fair value. Common stocks are carried at fair value. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value. Market price data generally is obtained from exchange or dealer markets.

The Company estimates the fair value of securities not traded in active markets by referring to traded securities with similar attributes, using dealer quotations, a matrix pricing methodology, discounted cash flow analyses or internal valuation models. This methodology considers such factors as the issuer’s industry, the security’s rating and tenor, its coupon rate, its position in the capital structure of the issuer, yield curves, credit curves, prepayment rates and other relevant factors. For these securities that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such criteria, the valuation provider will analyze available broker and analyst information for thinly traded or illiquid issues.

Fair Value Measurements in Level 3 of the Fair Value Hierarchy:

At December 31, 2020 and 2019, the assets measured and reported at fair value in Level 3 were not material.

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. As a result, the unrealized gains (losses) on instruments held at December 31, 2020 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable inputs (e.g., changes in unobservable long-dated volatilities).

The Company recognizes transfers in and out of Level 3 at the end of the reporting period, consistent with the date of the determination of fair value.

Fair Value of Financial Instruments:

The following estimated fair value disclosures are limited to reasonable estimates of the fair value of only the Company’s financial instruments. The disclosures do not address the value of the Company’s recognized and unrecognized nonfinancial assets and liabilities or the value of anticipated future business. The Company does not plan to sell most of its assets or settle most of its liabilities at these estimated fair values.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Selling expenses and potential taxes are not included. The estimated fair value amounts were determined using available market information, current pricing information and various valuation methodologies. If quoted market prices were not readily available for a financial instrument, management determined an estimated fair value. Accordingly, the estimates may not be indicative of the amounts for which the financial instruments could be exchanged in a current or future market transaction.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Bonds

Fair value is based primarily on values from independent pricing services.

Common and Preferred Stocks

Fair value is based primarily on values from independent pricing services.

Cash, Cash Equivalents, and Short-Term Investments

Carrying value is considered to be a reasonable estimate of fair value.

The Company is not required to disclose the fair values of liabilities for insurance contracts other than investment-type contracts. However, the Company considers the fair values of liabilities under all contracts in the overall management of interest rate risk. The Company minimizes its exposure to changing interest rates by matching investment maturities with amounts due under insurance contracts.

The estimated fair values of the financial instruments by Levels 1, 2, and 3, and their statement values were as follows:

Type of Financial Instrument	Admitted Assets	Aggregate Fair Value	Level 1	Level 2	Level 3
	(in thousands)
December 31, 2020
Bonds	$51,293	$54,805	$—	$54,805	$—
Common Stocks	2,156	2,156	1,635	—	521
Cash and Cash Equivalents	4,422	4,422	4,422	—	—
Other Invested Assets	894	506	—	506	—

	$58,765	$61,889	$6,057	$55,311	$521

December 31, 2019
Bonds	$46,175	$48,268	$—	$44,258	$4,010
Common Stocks	3,994	3,994	3,498	—	496
Cash and Cash Equivalents	5,972	5,972	5,972	—	—

	$56,141	$58,234	$9,470	$44,258	$4,506

5.	Reinsurance

The Company assumes certain premiums and benefits from nonaffiliated companies under various reinsurance agreements. The Company has also entered into reinsurance agreements with nonaffiliated companies to limit the net loss arising from large risks and maintain its exposure to loss within its capital resources. The ceding of risk does not discharge the Company from its primary obligations to policyholders. To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains contingently liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

Following is a summary of the effects of reinsurance activity on the Company’s financial statements:

	As of and for the Year Ended December 31,
	2020	2019
	(in thousands)
Assumed
Premiums and annuity considerations	$—	$(2,519)
Benefits incurred	2,785	7,923
Commissions and expense allowances	105	88
Policy and contract liabilities	5,202	5,109

Ceded
Premiums and annuity considerations	$(1,242)	$167,988
Benefits incurred	6,185	20,600
Commissions and expense allowances	(12)	13,101
Policy and contract liabilities	1,736	4,072

The Company did not enter into any new reinsurance, coinsurance or novation agreements in 2020.

Effective April 1, 2019, the Company entered into an indemnity coinsurance agreement to cede 100% of the risks related to all credit accident and health and accidental death and dismemberment insurance contracts to Triton Insurance Company (Triton). Cash of $11,792,000 and market value of securities of $76,852,000 were transferred by the Company to Triton and a deferred gain on reinsurance of $23,951,000 was recorded in surplus and is being amortized to the statement of operations. The Company and Triton also entered into an administrative services effective April 1, 2019 to administer the ceded insurance contracts on behalf of the Company.

Effective April 1, 2019, the Company also entered into an indemnity coinsurance agreement to cede 100% of the risks related to all credit life and non-credit life insurance contracts, excluding group annuity contracts to American Health and Life Insurance Company (AHL). Cash of $8,244,000 and market value of securities of $39,488,000 were transferred by the Company to AHL and a deferred gain on reinsurance of $8,053,000 was recorded in surplus and is being amortized to the statement of operations. The Company and AHL also entered into an administrative services effective April 1, 2019 to administer the ceded insurance contracts on behalf of the Company.

Effective April 1, 2019, the Company entered into a novation agreement with Old Republic Life Insurance Company, in which the rights, obligations and interest in credit life, accidental death and disability insurance contracts previously reinsured by the Company were assigned to AHL.

6.	Federal Income Taxes

In 2019 and prior, the Company’s federal income tax return was consolidated with its former indirect parent, OMH, and all eligible domestic affiliates. The method of allocation between the companies was subject to a written tax sharing agreement that was filed with the State of Texas and received non-disapproval on. The tax sharing agreement set forth the manner in which the total consolidated federal income tax was allocated to OMH and to the Company in the consolidated return. The tax sharing agreement stated that OMH agrees not to charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company had it filed a separate federal income tax return. Additionally, OMH agreed to reimburse the Company for any tax benefits arising out of net losses, if any, within ninety days after the filing of the consolidated federal income tax return for the year in which the losses were utilized. As the acquisition by Brickell Insurance Holdings occurred on December 31, 2019, the 2019 tax return was prepared as part of the consolidated group for OMH. Beginning with 2020, the Company files a standalone federal tax return.

	December 31, 2020
	Ordinary	Capital	Total
	(in thousands)
Total gross deferred tax assets	$2,316	$899	$3,215
Valuation Allowance Adjustment	—	—	—

Adjusted gross deferred tax assets	2,316	899	3,215
Total Deferred tax assets nonadmitted	(2,127)	(877)	(3,004)

Subtotal Net deferred tax assets	189	22	211
Total gross deferred tax liabilities	(43)	(22)	(65)

Net admitted deferred tax assets	$146	$—	$146

	December 31, 2019
	Ordinary	Capital	Total
	(in thousands)
Total gross deferred tax assets	$1,087	$485	$1,572
Valuation Allowance Adjustment	—	—	—

Adjusted gross deferred tax assets	1,087	485	1,572
Total Deferred tax assets nonadmitted	(868)	(485)	(1,353)

Subtotal Net deferred tax assets	219	—	219
Total gross deferred tax liabilities	—	—	—

Net admitted deferred tax assets	$219	$—	$219

	Change
	Ordinary	Capital	Total
	(in thousands)
Total gross deferred tax assets	$1,229	$414	$1,643
Valuation Allowance Adjustment	—	—	—

Adjusted gross deferred tax assets	1,229	414	1,643
Total Deferred tax assets nonadmitted	(1,259)	(392)	(1,651)

Subtotal Net deferred tax assets	(30)	22	(8)
Total gross deferred tax liabilities	(43)	(22)	(65)

Net admitted deferred tax assets	$(73)	$—	$(73)

The amount of adjusted gross deferred tax assets admitted under each component of SSAP 101 are as follows:

	December 31,
	2020	2019	Change
	(in thousands)
Deferred tax assets:
(a) Ordinary:
Policyholder reserves	$329	$373	$(44)
Asset adequacy reserve	840	714	126
Net operating loss carry-forward	1,100		1,100
Other	47	—	47

(d) Total gross ordinary deferred tax assets	$2,316	$1,087	$1,229

(e) Non-admitted ordinary deferred tax assets	(2,127)	(868)	(1,259)

(f) Admitted ordinary deferred tax assets	$189	$219	$(30)

(e) Capital:
Other	899	485	414

(d) Total gross capital deferred tax assets	899	485	414
(g) Nonadmitted deferred taxes-capital	(877)	(485)	(392)

(f) Admitted capital deferred tax assets	22	—	22

(i) Total admitted deferred tax assets	$211	$219	$(8)

Deferred tax liabilities:
(g) Ordinary:
Investments	$32	—	$32
Other	11	—	11

(h) Total gross ordinary deferred tax liabilities	43	—	32

(g) Capital:
Other	22	—	22

(h) Total gross capital deferred tax liabilities	22	—	22

Total deferred tax liabilities	$65	—	$65

Net deferred tax assets	$146	$219	$(73)

The Company’s deferred tax asset threshold limitation and adjusted RBC percentage used to determine recovery period and threshold limitation amounts were $24,854,546 and 1.85% and $19,975,000 and 1,122% as of December 31, 2020 and 2019, respectively.

The Company did not utilize any tax planning strategies which would have resulted in an increase of the Company’s adjusted gross deferred tax assets or net admitted deferred tax assets.

The change in deferred income taxes reported in unassigned surplus before considerations of non-admitted assets is comprised of the following:

		Change
	Ordinary	Capital	Total
	(in thousands)
(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$—	$—	$—
(b) Adjusted gross deferred tax assets expected to be realized excluding the amount of deferred tax assets from (a) above after application of the threshold limitation	(73)	—	(73)
(the lesser of (b)1 and (b)2 below			1,508

1) adjusted gross deferred tax assets expected to be realized following the balance sheet date	(73)	—	(73)
(2) Adjusted gross deferred tax assets allowed per limitation
threshold	43	22	65

(c) adjusted gross deferred tax assets (excluding amount of deferred tax assets from (a) and (b) above, offset by gross deferred tax liabilities	—	—	—
(d) Deferred tax assets admitted as a result of application of SSAP 101 total ((a)+(b)	$(30)	$22	$(8)

The Company is not aware of any significant deferred tax liabilities that are not recognized in the current period financial statements.

	December 31
	2020	2019	Change
		(in thousands)
Adjusted gross deferred tax assets	$3,215	$1,572	$1,643
Gross deferred tax liabilities	(65)	—	(65)

Net Deferred Tax Assets	$3,280	$1,572	$1,578

Change in net unrealized (losses)			(34)
Other			451

Change in net deferred income tax			$2,063

Current income taxes incurred consist of the following major components:

	December 31
	2020	2019
	(in thousands)
Federal income tax expense on net (loss) gains from operations	$(383)	$13,649
Federal income tax expense on capital gains	—	112
Deferral of Capital Loss Carryforwards	383	—

Federal income taxes incurred	$—	$13,761

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

		December 31,
	2020	2019	Change
	(in thousands)
Deferred tax assets:
(a) Ordinary:
Policyholder reserves	$329	$373	$(44)
Asset adequacy reserve	840	714	126
Net operating loss carry-forward	1,100		1,100
Other	47	—	47

(d) Total gross ordinary deferred tax assets	$2,316	$1,087	$1,229

(e) Non-admitted ordinary deferred tax assets	(2,127)	(868)	(1,259)

(f) Admitted ordinary deferred tax assets	$189	$219	$(30)

(e) Capital:
Other	899	485	414

(d) Total gross capital deferred tax assets	899	485	414
(g) Non-admitted deferred taxes-capital	(877)	(485)	(392)

(f) Admitted capital deferred tax assets	22	—	22

(i) Total admitted deferred tax assets ((d)+(f))	$211	$219	$(8)

Deferred tax liabilities:
(g) Ordinary:
Investments	$32		$32
Other	11	—	11

(h) Total gross ordinary deferred tax liabilities	43	—	32

(g) Capital:
Other	22	—	22

(h) Total gross capital deferred tax liabilities	22	—	22

Total deferred tax liabilities	$65	—	$65

Net deferred tax assets ((i)-(h))	$146	$219	$(73)

The provisions for incurred federal taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference were as follows:

	December 31,
	2020	2019
Current income tax incurred	$—	$13,649
Change in net deferred income tax*	(2,063)	(3,226)

Income tax reported	$(2,063)	$10,423

Net (loss) income	$(7,669)	$37,287
	21%	21%

Provision computed at statutory rate	$(1,610)	$7,830

Meals & entertainment	1	54
Amortization of IMR	(3)	(3,106)
Gain on reinsurance	—	5,743
Other	(451)	(98)

Income tax reported	$(2,063)	$10,423

*	without change in unrealized

Due to the Company being acquired by Brickell at December 31, 2019, the Company no longer has capital income taxes available for recoupment in the event of future net capital losses.

The Company had no aggregate amount of deposits admitted under Section 6603 of the Internal Revenue Service Code for the years ended December 31, 2020 or 2019.

The Company has no tax loss contingencies for which it is more likely than not that the total liability will significantly increase within twelve months of the reporting date.

The Company classifies all interest and penalties related to tax contingencies as income tax expense. Tax years 2017 through 2020 are open under the statute of limitations and remain subject to examination by the IRS.

7.	Annuity Actuarial Reserves and Deposit Liabilities

Withdrawal characteristics of annuity actuarial reserves and deposit-type contract funds and other liabilities without life or disability contingencies were as follows:

	December 31,
	2020	2019
	(in thousands)
Not subject to discretionary withdrawal	$25,773	$28,084

8.	Unpaid Claims

Reconciliations of the beginning and ending balances of unpaid accident and health claim liabilities, net of reinsurance recoverables were as follows

	Year ended December 31,
	2020	2019
	(in thousands)
Balance at beginning of the year	$—	$14,183

Add provision for claims related to
Current year	—	234
Prior years	—	(10,942)

Total incurred	—	(10,708)

Deduct payments for claims related to
Current year	—	234
Prior years	—	3,241

Total paid	—	3,475

Balance at end of year	$—	$—

9.	Capital and Surplus

The NAIC requires life and health insurance companies to maintain risk-based capital (RBC), based on the various risk factors related to RBC, as specified by the NAIC. At December 31, 2020 and 2019, the Company met the RBC requirements.

The State Insurance Commissioner restricts the maximum amount of dividends that Texas domiciled life insurance companies may pay in a twelve -month period without prior approval to the greater of 10% of policyholders’ surplus as of the prior year-end, or net gain from operations as of the prior year-end. In addition, the State Insurance Commission restricts the Company from paying dividends for a period of three years from the date of ownership change in connection with its approval of Brickell’s acquisition of the Company from SFC.

With prior approval from the TDOI, the Company paid extraordinary cash dividends of $140,000,000 to SFC on August 27, 2019.

Brickell contributed cash and securities with a statement value of $9,954,000 to the Company on December 31, 2019. Brickell also contributed a receivable of $1,664,000 due from SFC in connection with its acquisition of Merit based on the terms and condition of the stock purchase agreement. In 2020, Brickell made capital contributions aggregating to $12,415,000 to the Company.

10.	Related-Party Transactions

The Company reported payable to its parent $5,094 and $173,750 due from an affiliate at December 31, 2020 in conjunction with intercompany agreements. As of December 31, 2019, there were no intercompany balances due to or from the Company’s parent or affiliates. In 2020, the Company incurred $420,000 in management fees under the management services agreement with Brickell.

At December 31, 2019, the Company reported a federal income tax payable to its former parent, SFC, in the amount of $1,823,000.

11.	Contingencies

In the normal course of its business operations, the Company is involved in litigation from time to time with claimants, beneficiaries and others. Ultimate liability, if any, of lawsuits pending at December 31, 2020 and 2019, in the opinion of the Company, would not have a material adverse effect upon the Company.

The Company is subject to guaranty fund and other assessments by the state in which it writes business. Guaranty fund assessments should be accrued at the time of insolvencies. Other assessments should be accrued either at the time of assessment or, in the case of premium based assessments, at the time the premiums were written, or in the case of loss-based assessments, at the time the losses are incurred. The Company has not received any notifications of insolvency that could result in future guaranty fund or other assessment. The Company does not consider the impact of any contingencies to be material to the statutory financial statements.

12.	Reconciliation of Statutory Annual Statements

The following table summarizes the differences between the reported statutory annual statements and the audited statutory basis financial statements for 2019:

	2019
	(in thousands)
	As Reported in Statutory Annual Statements	As Adjusted in Audted Financial Statements
Receivable from seller	$1,925	$1,664
Current federal income taxes payable	1,823	1,562
Capital contributed	11,878	11,617
Unassigned surplus	865	1,126

Income tax expense	14,180	13,649
Net Realized gains (losses)	147	(123)
Net Income	23,376	23,638

Total surplus was not affected by such changes, as the impact of the increase in income associated with the reduced provision for income taxes was offset by the amount of capital contributed by OMF at the closing of the transaction. Both adjustments were identified and finalized after the filing of the 2019 reported statutory statements.

Supplemental Financial Information

Merit Life Insurance Co.

Supplemental Schedule of Assets and Liabilities, continued

At or for the year ended December 31, 2020

Investment income earned	Earned During the Year
U.S. Government bonds	$119,290
Other bonds (unaffiliated)	1,468,632
Common stocks (unaffiliated)	18,314
Cash equivalents and short-term investments	13,867
Other invested assets	50,944

Gross investment income	$1,671,047

Bonds, cash equivalents and short-term bonds by contractual maturity and class Bonds, cash equivalents and short-term bonds by contractual maturity (statement value)
Due within one year or less	$14,744,360
Over 1 year through 5 years	11,336,486
Over 5 years through 10 years	15,098,471
Loan-backed securities	—

Total by contractual maturity	$53,957,393

Bonds, cash equivalents and short-term bonds by class (statement value)
Class 1	$29,328,997
Class 2	18,113,816
Class 3	6,514,580
Class 4	—
Class 5	—
Class 6	—

Total by class	$53,957,393

Total bonds and cash equivalents publicly traded	$36,273,918

Total bonds and cash equivalents privately placed	$17,683,473

Cash on deposit	$1,757,865

Merit Life Insurance Co.

Supplemental Schedule of Assets and Liabilities, continued

At or for the year ended December 31, 2020

2020
Life insurance in force
Ordinary	$199,161,000

Credit life	$80,960,000

Amount of accidental death insurance in force under ordinary	$92,433,000

Annuities
Group (# of certificates)
Amount of income payable	$3,642,901

Full- paid account balance	—

Claim payments 2020
Other accident and health
2020	$

2019	$

2018	$

2017	$

2016	$

Prior	$

Credit accident and health
2020	$

2019	$

2018	$

2017	$

2016	$

Prior	$

Merit Life Insurance Co.

Supplemental Summary of Investments

December 31, 2020

Investment Risk Interrogatories

1.    The Company’s total admitted assets as reported on page two of the Annual Statement are $60,237,585.

2.    Following are the ten largest exposures to a single issuer/borrower/investment:

Issuer	Description of Exposure	Amount	Admitted Assets
DAIMLER FINANCE NA LLC	Long Term Bonds	$4,548,014	7.6%
DBCCR 2014-ARCP A	Long Term Bonds	$4,256,861	7.1%
CREDIT SUISSE GROUP AG	Long Term Bonds	$3,500,000	5.8%
CFII 2017-3A B	Long Term Bonds	$3,499,989	5.8%
KRAFT HEINZ FOODS CO	Long Term Bonds	$2,365,499	3.9%
HESS CORP	Long Term Bonds	$2,154,548	3.6%
BARCLAYS PLC	Long Term Bonds	$2,059,900	3.4%
PETROLEOS MEXICANOS	Long Term Bonds	$1,994,533	3.3%
LAZARD GROUP LLC	Long Term Bonds	$1,985,080	3.3%
CON EDISON CO OF NY INC	Long Term Bonds	$1,910,145	3.2%

3.    Amounts and percentages of the Company’s total admitted assets held in bonds and preferred stocks, by NAIC designation, are:

Bonds	Amount		Percentage
NAIC 1		$26,664,876	44.3%
NAIC 2		$18,113,816	30.1%
NAIC 3		$6,514,580	10.8%
NAIC 4	$		0.0%
NAIC 5	$		0.0%
NAIC 6	$		0.0%

Preferred Stocks
P/RP-1	$		0.0%
P/RP-2	$		0.0%
P/RP-3	$		0.0%
P/RP-4	$		0.0%
P/RP-5	$		0.0%
P/RP-6	$		0.0%

4.    Following are the Company’s total admitted assets held in foreign investments:

	Amount	% of Admitted Assets
Total admitted assets held in foreign investments	$13,218,913	21.9%

5.    Aggregate foreign investment exposure categorized by NAIC sovereign designation:

	Amount		% of Admitted Assets
Countries designated NAIC 1		$10,298,224	17.1%
Countries designated NAIC 2		$2,920,688	4.8%
Countries designated NAIC 3 or below	$		0.0%

6.    Two largest foreign investment exposures in a single country, categorized by the country’s NAIC sovereign designation:

	Amount		% of Admitted Assets
Countries designated NAIC 1:
Country 1: Switzerland		$3,500,000	5.8%
Country 2: Bermuda		$2,961,320	4.9%
Countries designated NAIC 2:
Country 1: Mexico		$1,994,533	3.3%
Country 2: Colombia		$926,156	1.5%
Countries designated NAIC 3 or below :
Country 1:	$		0.0%

7.    Aggregate unhedged foreign currency exposure:

	Amount	% of Admitted Assets
Aggregate unhedged foreign currency exposure	$1,634,871	2.7%

8.    Aggregate unhedged foreign currency exposure categorized by NAIC sovereign designation:

	Amount		% of Admitted Assets
Countries designated NAIC 1		$1,634,871	2.7%
Countries designated NAIC 2	$		0.0%
Countries designated NAIC 3 or below	$		0.0%

9.    Two largest unhedged foreign currency exposures to a single country, categorized by the country’s NAIC sovereign designation: Merit held none.

	Amount		% of Admitted Assets
Countries designated NAIC 1:
Country 1: Bermuda		$1,634,871	2.7%
Country 2:	$		0.0%
Countries designated NAIC 2:
Country 1:	$		0.0%
Country 2:	$		0.0%
Countries designated NAIC 3 or below :
Country 1:	$		0.0%
Country 2:	$		0.0%

10.    Ten largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	Amount	% of Admitted Assets
CREDIT SUISSE GROUP AG	$3,500,000	5.8%
BARCLAYS PLC	$2,059,900	3.4%
RANDALL & QUILTER INVESTMENT	$1,634,871	2.7%
VALIDUS HOLDINGS LTD	$1,326,448	2.2%
HLSY 2019-1A SUB	$893,590	1.5%

11.    Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure: Merit’s investments are less than 2.5% of admitted assets. Merit held none

12.    Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions: Merit’s investments are less than 2.5% of admitted assets.

13.    Amounts and percentages of admitted assets held in the ten largest equity interests: Merit’s investments are less than 2.5% of admitted assets.

14.    Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities: Merit held none.

15.    Amounts and percentages of reporting entity’s total admitted assets held in general partnership interests: Merit held none.

16.    Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans: Merit held none.

17.    Aggregate mortgage loans loan-to-value ratios as determined from the most current appraisal as of the annual statement date: Merit held none.

18.    Assets held in each of the five largest investments in one parcel or group of contiguous parcels of real estate reported in Schedule A are less than 2.5% of the Company’s total admitted assets.

19.    Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans: Merit held none.

	Gross Investment Holdings*		Admitted Assets as Reported in the Annual Statement
Investment Categories	Amount	Percentage of Total Invested Assets	Amount	Percentage of Total Invested Assets
Bonds:
U.S. treasury securities	$4,261,104	7.238%	$4,261,104	7.238%
Other Countries	3,804,103	6.462%	3,804,103	6.462%
US States, Territories	753,559	1.280%	753,559	1.280%
US Special Revenue & Special Assessment Obligations	6,542,263	11.113%	6,542,263	11.113%
Industrial and misc. US	29,045,894	49.339%	29,045,894	49.339%
Industrial and misc. Other countries	6,886,348	11.698%	6,886,348	11.698%
Other Invested Asset	893,590	1.518%	893,590	1.518%
Securities in course of settlement	105,000	0.178%	105,000	0.178%
Equity interests:
Common Stocks, US	521,300	0.886%	521,300	0.886%
Common Stocks, Other countries	1,634,871	2.777%	1,634,871	2.777%
Cash and Equivalents	4,421,986	7.511%	4,421,986	7.511%

Total invested	$58,870,018	100.000%	$58,870,018	100.0%

*	Gross investment holdings as valued in compliance with NAIC Accounting Practices and Procedures Manual.

You should rely only on the information contained in this prospectus. We have not, and the principal underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the principal underwriter is not, making an offer to sell these Contracts to any person in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our web site is not part of this prospectus.

The table of contents is located on the inside of the front cover of this prospectus.

MERIT LIFE INSURANCE CO.

PROSPECTUS

Until [                , 2020] all dealers effecting transactions in Merit Life Insurance Co. Contracts may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The Company will be offering the Contracts described in this prospectus to clients of wealth management firms that enter into an operating agreement with us. No commissions or other compensation will be provided to these firms, their advisors, or any affiliate of these firms or their advisors. Clients who wish to purchase a Contract will be able to apply directly, primarily through electronic means. Unless otherwise indicated by clients, prospectuses, contracts and reports all will be provided electronically.

The estimated expenses for the issuance and distribution of the Contracts described in this prospectus, other than any underwriting discounts and commissions, are as follows:

SEC Registrations Fees	$2,400.20
Estimated Printing and Filing Fees	$3,000
Estimated Accounting Fees and Expenses	$75,000
Estimated Legal Fees and Expenses	$680,182

Item 14.	Indemnification of Directors and Officers.

Our charter, as it is in effect upon the offering of your Contract, provides that we will indemnify our directors, officers, and employees, to the fullest extent permitted by Texas law.

We will also maintain director and officer liability insurance and have purchased a one (1) year Directors and Officers Insurance Policy provided by Volante International Ltd. and Talbot Underwriting Ltd. (“D&O Insurance”). The D&O Insurance covers up to $5 million in each claim for Directors and Officers Liability as well as $5 million in each claim for Professional Liability (for a total of $10 million combined coverage under each claim).

These indemnification provisions may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibit	Description

1.	Form of Underwriting and Servicing Agreement by and between Merit Life Insurance Company and INTE Securities LLC*

2.	Not Applicable

3.1	Amended and Restated Articles of Incorporation of Merit Life Insurance Co.*

3.2	Bylaws of Merit Life Insurance Co.*

4.1	Form of Fixed Contingent Annuity Contract*

4.2	Form of Fixed Contingent Annuity Contract Application*

5.1	Legal Opinion**

10.1	Stock Purchase Agreement between Springleaf Finance Corporation and Brickell Insurance Holdings LLC dated as of March 7, 2019*

10.2	Amendment No. 1 dated November 29, 2019 to the Stock Purchase Agreement between Springleaf Finance Corporation and Brickell Insurance Holdings LLC dated as of March 7, 2019*

10.3	Administrative Services Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019*

Exhibit	Description

10.4	Administrative Services Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019*

10.5	Reinsurance Agreement by and between Merit Life Insurance Co. and American Health and Life Insurance Company dated as of April 1, 2019*

10.6	Reinsurance Agreement by and between Merit Life Insurance Co. and Triton Insurance Company dated as of April 1, 2019*

10.7	Reinsurance Trust Agreement by and between American Health and Life Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019*

10.8	Reinsurance Trust Agreement by and between Triton Insurance Company, Merit Life Insurance Co., and JPMorgan Chase Bank, N.A. dated as of June 2, 2019*

10.9	Capital Maintenance Agreement by and between 777 Partners LLC and Merit Life Insurance Co. dated as of February 6, 2020*

10.10	Intercompany Services Agreement by and between Merit Life Insurance Co. and Brickell Insurance Holdings LLC dated as of January 1, 2020*

10.11	Form of Operating Agreement with Wealth Management Firms*

10.12	NLT Annuity Administration Service Agreement

10.13	Master Services Agreement by and between RadialSpark, LLC and Clear Capital*

16.1	Letter from BKD LLP regarding change in certifying accountant

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (contained on Signature page)*

*	Incorporated by reference from the Pre-Effective Amendment No. 1 to Form S-1 filed with the SEC on October 2, 2020.
**	To be filed by amendment.

(a)

Financial Statement Schedules. The following financial statement schedules are filed as a part of this registration statement beginning on page F-1 of the prospectus: the statutory statements of admitted assets, liabilities, and capital and surplus as of December 31, 2019 and 2018, and the related statutory statements of operations and changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory financial statements.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any fact or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;

(4)

to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(5)

that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective;

(6)

that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing materials or information about the undersigned registrant or their securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser; and

(7)

that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Shelton, State of Connecticut, on November 18, 2020.

MERIT LIFE INSURANCE CO.

By:	/s/ Robert O’Donnell
Robert O’Donnell
President, Chief Executive Officer and Director

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gayle Levy his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert O’Donnell	President, Chief Executive Officer, and Director (Principal Executive Officer)	November 18, 2020
Robert O’Donnell

/s/ Lori Pitta	Chief Financial Officer (Principal Financial Officer)	November 18, 2020
Lori Pitta

/s/ Steven W. Pasko	Director	November 18, 2020
Steven W. Pasko

/s/ Catherine Weatherford	Director	November 18, 2020
Catherine Weatherford

/s/ Dan Gray	Director	November 18, 2020
Dan Gray

/s/ Corwin Zass	Director	November 18, 2020
Corwin Zass